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Exhibit 99.1

Second Quarter Report 2020

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

This Management's Discussion and Analysis ("MD&A") dated July 29, 2020 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2020 that were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). This MD&A should also be read in conjunction with the Company's annual Management's Discussion and Analysis ("Annual MD&A") and annual consolidated financial statements ("Annual Financial Statements") filed with Canadian securities regulators and included in the Company's Annual Report on Form 40-F for the year ended December 31, 2019 (the "Form 40-F"), prepared in accordance with IFRS. The condensed interim consolidated financial statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos or European Union euros ("Euros" or "€"). Additional information relating to the Company is included in the Company's Annual Information Form for the year ended December 31, 2019 (the "AIF"). The Form 40-F is on file with the Securities and Exchange Commission ("SEC") at www.sec.gov/edgar and the AIF, Annual MD&A and Annual Financial Statements are available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Forward Looking Statements

Certain statements contained in this MD&A constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". When used in this MD&A, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation:

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  statements regarding the Company's plans to resume operations following temporary suspensions of operations related to the COVID-19 pandemic, including the timing thereof and impacts on anticipated gold production and costs, as well as expected activities while such suspensions are ongoing;

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  statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's operations and overall business;

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  the Company's forward-looking production outlook, including estimated ore grades, recovery rates, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, and cash flows;

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  the estimated timing and conclusions of technical studies and evaluations;

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  the methods by which ore will be extracted or processed;

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  statements concerning the Company's expansion plans at the Kittila mine, Meliadine mine's Phase 2 project and Amaruq deposit's Phase 2 project, and the Company's ramp up of activities at the Meliadine mine, and Amaruq's deposit, including the timing, funding, completion and commissioning thereof;

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  statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;

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  statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, financing costs and expectations as to the funding or reductions thereof;

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  estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales;

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

  •
  the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production;

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  estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources;

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  statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof;

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  statements regarding anticipated future exploration;

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  the anticipated timing of events with respect to the Company's mine sites;

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  statements regarding the sufficiency of the Company's cash resources;

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  statements regarding the Company's future effective tax rate, and the influences on such tax rate;

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  future dividend amounts and payment dates; and

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  statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof.

Such statements reflect the Company's views as at the date of this MD&A and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the Company's Annual MD&A and AIF filed with Canadian securities regulators and that are included in the Form 40-F filed with the SEC as well as: the return to normal operations at all of the Company's mine sites following measures being put in place in response to the COVID-19 pandemic; that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites; that there are no other significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at the LaRonde mine and other properties are as expected by the Company; that the Company's current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.

Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex and Meliadine mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability,

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect financial markets, including the trading price of the Company's shares and the price of gold, and could adversely affect the Company's ability to raise capital; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde mine; mining risks; community actions or protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's currency, fuel and by-product metal derivative strategies.

For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A, see the AIF and Annual MD&A as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Meaning of "including" and "such as":    When used in this MD&A the terms "including" and "such as" mean including and such as, without limitation.

Business Overview

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company's mines are located in Canada, Mexico and Finland, with exploration and development activities in Canada, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.

Agnico Eagle's operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Recent Developments

Impact of COVID-19 on the Company's Business and Operations

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Further, the extent and manner to which COVID-19, and measures taken by governments, the Company or others related to COVID-19, may affect the Company cannot be predicted with certainty.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

During the second quarter of 2020, the majority of the Company's mines experienced either temporary shutdowns or reduced activity levels related to government mandated COVID-19 restrictions. All operations were subsequently restarted in a timely manner during the quarter, with production progressively ramping up to more "steady state" levels in June at all operations. Exploration activities and capital expenditure programs at operating mine sites and certain projects were also affected. During the government-mandated suspensions, the Company paid the base salaries of employees affected in Canada and Mexico.

In response to an order by the Government of Quebec, issued on March 23, 2020 (the "Quebec Order") to close all non-essential businesses as a result of the COVID-19 pandemic, the Company took steps to ramp down its operations in the Abitibi region of Quebec (the LaRonde, LaRonde Zone 5, Goldex and Canadian Malartic mines). The Quebec Order was part of the Quebec government's response to the COVID-19 pandemic. During the period, each of these operations remained on temporary suspension, and minimal work took place. Commencing on April 15, 2020, the Company restarted operations in the Abitibi region and ramped up production gradually to regular capacity over the course of the second quarter of 2020.

As a result of the Quebec Order, the Company significantly reduced activities at the Meliadine mine and Meadowbank Complex in Nunavut, which are fly-in/fly-out mining camps, serviced out of Quebec. During the period of reduced operations, the focus was on reducing maintenance backlog and advancing open pit mine development at the Meadowbank Complex as well as reducing paste backfilling backlog at the Meliadine mine to position both operations for the successful ramp-up upon activity levels returning to normal. Mining and milling activities in the Nunavut operations gradually returned to normal schedule and were ramped up to full capacity in June 2020.

Following the declaration of a state of public health emergency relating to COVID-19 by the Government of Nunavut, the Company also decided to send home its Nunavut-based workforce from its Meliadine and Meadowbank operations as well as its exploration projects, as part of an effort to limit the risk of spread of COVID-19 in Nunavut. There is currently no set date for the Nunavut-based workforce to return to work. The Company is in regular discussions with community leaders, the Nunavut chief medical officer and local government officials to establish when and how a return to work could be accomplished.

On April 2, 2020 the Government of Mexico issued a decree (the "Decree") relating to the COVID-19 pandemic requiring that all non-essential businesses suspend operations until April 30, 2020 which was subsequently extended to May 30, 2020. In response to the Decree, mining operations at the Company's Mexico operations (Pinos Altos, Creston Mascota and La India mines) were ramped down. Most of the activity at these operations were suspended by the Company with the exception of heap leaching at the Creston Mascota and La India mines. The Company was permitted to re-start operations on May 18, 2020 and gradually ramped up production to normal levels at all mines by the end of June 2020.

The government of Finland did not mandate the suspension of business activities to respond to the COVID-19 pandemic. With the exception of a 3-day mine shutdown in April 2020 to manage one positive COVID-19 case, underground and mill operations operated at normal levels in the course of the second quarter of 2020 under new preventive and safety protocols. However, as a result of travel restrictions, shaft sinking activities were delayed and resumed in July 2020. Completion is expected to be delayed four to five months.

In response to each region's government mandated restrictions, exploration drilling at certain projects was temporarily suspended and exploration offices were closed during the course of the second quarter of 2020. By the end of June 2020, most sites restarted their activities, with the focus on pipeline projects, near mine opportunities and reserve and resource replacement.

As a cautionary measure, in March 2020, the Company drew down $1,000.0 million on its $1,200.0 million Credit Facility. Over the course of the second quarter of 2020, the Company repaid $750.0 million outstanding on its Credit Facility. Subsequent to the end of the second quarter of 2020, in late July, based on existing market

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

conditions and the timing of the production ramp up of its operating mines, the Company repaid the remaining $250.0 million outstanding on its Credit Facility.

As a result of the COVID-19 pandemic, the Company took action to help prevent the spread of the outbreak at its sites and protect its employees, contractors and the communities in which it operates. The enhanced health and safety measures included:

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  screening employees and contractors entering the Company's sites for potential symptoms of COVID-19, including setting up a mobile laboratory for on-site testing for COVID-19 at the Nunavut sites;

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  adopting isolation protocols for people exhibiting symptoms, or who have traveled recently or who were in close contact with a confirmed or probable COVID-19 case;

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  contact tracing of individuals that may have been exposed to the virus;

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  increasing cleaning and disinfection services in lunchrooms, change areas and workplaces; and

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  modifying of mining protocols to facilitate physical distancing.

Some of the measures implemented to manage the COVID-19 outbreak are expected to remain in place for the foreseeable future and will increase the production costs at the Company's operations. These costs relate mostly to increased sanitizing personnel, personal protective equipment ("PPE"), testing of employees, contractors, rental of trailers for screening, additional employee transportation and supplies and health support to surrounding communities. For the three and six months ended June 2020, the Company has incurred direct and incremental COVID-19 costs of $2.3 million, of which almost all are presented in the production costs line item in the condensed interim consolidated statements of income.

Due to border closures and travel restrictions imposed by federal, provincial, state and local governments, the Company suspended non-essential travel for all employees, including non-essential visits to the Company's mines and projects. The Company also initially instituted a change to the shift rotation of its employees at Nunavut sites, which operate as fly-in/fly-out camps, to 28 days from 14 days to increase the safety of its employees and the communities; however, with the new screening and testing protocols in place, the shift rotation went back to the usual 14 days in June 2020. In addition, while the Company's corporate office and regional offices were initially closed, and employees were requested to work from home, these offices were subsequently re-opened under new hygiene and physical distancing protocols. As employees whose work does not require physical presence in the office continue to work remotely, the Company has utilized various technology solutions to limit the adverse impact of travel restrictions and remote work arrangements on the Company's ability to operate and adhere to its business goals. Further measures taken by governments, the Company or others related to COVID-19 may adversely affect workforce productivity and availability, including the ability to transport personnel to the Meadowbank Complex and Meliadine mine.

The Company continues to assess the logistics challenges to its supply chain and distribution methods to deliver its dore bar and concentrate products from mines to third-party refineries and smelters. The Company has observed minimal impact to the supply chain to date. The Company has sufficient stock of critical components and has worked closely with its key suppliers to secure future orders of materials. Inventory of PPE, tires, cyanide, reagents and other critical parts has been increased at all sites. The sealift season, delivering materials and equipment to Nunavaut operations, is underway with no significant interruption. Similarly, the Company has not experienced significant disruption to its distribution network and ability to deliver its products to smelting and refining facilities or ability to sell finished products to its customers. However, further measures taken by governments, the Company or others related to COVID-19 may adversely affect the Company's availability of supplies or its ability to sell or deliver gold dore bars or concentrate.

There are significant uncertainties with respect to future developments and impact on the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and the measures taken by

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

governments the Company and others in response to the pandemic. While the Company worked closely with the authorities and mining associations to have mining classified as an essential business both by the Quebec and Mexican governments, further suspension of operations may be required by the Company in response to additional government measures or other measures that the Company otherwise deems appropriate.

Financial and Operating Results

Operating Results

Agnico Eagle reported net income of $105.3 million, or $0.44 per share, in the second quarter of 2020, compared with net income of $27.8 million, or $0.12 per share, in the second quarter of 2019. Agnico Eagle reported adjusted net income of $44.3 million, or $0.18 per share, in the second quarter of 2020 compared with adjusted net income of $22.7 million, or $0.10 per share, in the second quarter of 2019. Adjusted net income is a non-GAAP measure; for a reconciliation of adjusted net income to net income as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

In the second quarter of 2020, operating margin increased to $276.8 million compared with $247.1 million in the second quarter of 2019, primarily due to a 5.8% increase in revenues from mining operations resulting from a 30.9% higher average realized price of gold between periods (excluding 2,651 pre-commercial gold ounces from the Barnat deposit at the Canadian Malartic mine). Operating margin is a non-GAAP measure; for a reconciliation of operating margin to net income as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

Gold production decreased to 331,064 ounces in the second quarter of 2020 compared with 412,315 ounces in the second quarter of 2019, primarily due to decreased gold production from all of the Company's mines (other than at the Kittila mine) as operations were reduced to minimum levels which were the result of measures taken by the Quebec and Mexican governments and the Company related to the COVID-19 pandemic. Partially offsetting the overall decrease in gold production compared to the prior period was an increase in gold production from the Kittila mine where autoclave relining required the mill to be shutdown for 58 days during the second quarter of 2019.

Cash provided by operating activities amounted to $162.6 million in the second quarter of 2020 compared with $126.3 million in the second quarter of 2019.

Agnico Eagle reported net income of $83.7 million or $0.35 per share, in the six months ended June 30, 2020, compared with net income of $64.8 million, or $0.28 per share, in the six months ended June 30, 2019. Agnico Eagle reported adjusted net income of $100.3 million, or $0.42 per share, in the first six months of 2020 compared with adjusted net income of $54.6 million, or $0.23 per share, in the first six months of 2019. Adjusted net income is a non-GAAP measure; for a reconciliation of adjusted net income to net income as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

In the first six months of 2020, operating margin increased to $592.6 million, compared with $502.4 million in the first six months of 2019, primarily due to a 16.1% increase in revenues from mining operations resulting from a 25.4% higher average realized price of gold between periods (excluding 5,625 pre-commercial gold ounces from the Barnat deposit at the Canadian Malartic mine). Operating margin is a non-GAAP measure; for a reconciliation of operating margin to net income as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

Gold production decreased to 742,430 ounces in the first six months of 2020, compared with 810,532 ounces in the first six months of 2019, primarily due to decreased gold production from all of the Company's mines (other than at the Meliadine and Kittila mines) as operations were reduced to minimum levels as a result of measures

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

taken by the Quebec and Mexican governments and the Company related to the COVID-19 pandemic. Partially offsetting the overall decrease in gold production between the first six months of 2020 and the first six months of 2019 was the contribution of six months of production from the Meliadine mine which achieved commercial production in May 2019. In addition, there was an increase in gold production from the Kittila mine between periods resulting from the 58 day mill shutdown referred to above during the second quarter of 2019.

Cash provided by operating activities amounted to $326.0 million in the first six months of 2020, compared with $275.0 million in the first six months of 2019.

Financial Results

The table below sets out variances in the key drivers of net income for the three and six months ended June 30, 2020, compared with the three and six months ended June 30, 2019:

(millions of United States dollars)	Three Months Ended June 30, 2020 vs. Three Months Ended June 30, 2019	Six Months Ended June 30, 2020 vs. Six Months Ended June 30, 2019
Increase in gold revenues	$43.3	$183.5
Decrease in silver revenues	(5.3)	(3.5)
Decrease in net copper revenues	(0.5)	(0.6)
Decrease in net zinc revenues	(7.0)	(9.2)
Decrease in production costs due to effects of foreign currencies	7.6	10.7
Increase in production costs	(8.5)	(90.8)
Decrease in exploration and corporate development expenses	13.0	8.8
Increase in amortization of property, plant and mine development	(5.2)	(30.5)
Decrease in general and administrative expenses	3.6	2.1
Decrease in finance costs	2.3	0.3
Change in gain on derivative financial instruments	59.3	6.9
Change in non-cash foreign currency translation	0.8	(0.8)
Increase in other expenses	(28.7)	(31.4)
Decrease (increase) in income and mining taxes	2.8	(26.6)

Total net income variance	$77.5	$18.9

Three Months Ended June 30, 2020 vs. Three Months Ended June 30, 2019

Revenues from mining operations increased to $557.2 million in the second quarter of 2020, compared with $526.6 million in the second quarter of 2019, primarily due to a 30.9% increase in the average realized price of gold.

Production costs were $280.4 million in the second quarter of 2020, compared with $279.5 million in the second quarter of 2019. Production costs were relatively unchanged in the quarter even as operations were reduced to minimum levels, primarily due to the contribution of a full quarter of mining and milling costs from the Meliadine mine which achieved commercial production in May 2019, and the contribution of a full quarter of milling costs from the Kittila mine where the above-mentioned mill shutdown occurred during the second quarter of 2019.

Weighted average total cash costs per ounce of gold produced was $825 on a by-product basis and $875 on a co-product basis in the second quarter of 2020, compared with $652 on a by-product basis and $736 on a co-product basis in the second quarter of 2019, primarily due to decreased gold production from all of the Company's mines (other than at the Kittila mine) as operations were reduced to minimum levels which were the

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

result of measures taken by the Quebec and Mexican governments and the Company related to the COVID-19 pandemic. Cash costs per ounce is a non-GAAP measure; for a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

Exploration and corporate development expenses decreased to $14.3 million in the second quarter of 2020, compared with $27.4 million in the second quarter of 2019, primarily due to a decrease in exploration drilling at all of the Company's projects in response to the COVID-19 pandemic.

Amortization of property, plant and mine development increased by $5.2 million to $129.5 million between the second quarter of 2019 and the second quarter of 2020, primarily due to the contribution of a full quarter of amortization from the Meliadine mine which commenced commercial production in May 2019. Partially offsetting the increase in amortization was a decrease in amortization at the Company's mines (other than at the Meliadine and Kittila mines) as operations were reduced to minimum levels, which were the result of measures taken by the Quebec and Mexican governments and the Company related to the COVID-19 pandemic.

General and administrative expenses decreased to $25.5 million during the second quarter of 2020, compared with $29.1 million during the second quarter of 2019, primarily due to decreased office and IT expenses, travel expenses, consulting expenses and investor relations expenses from reduced activity and scope of projects between periods related to the COVID-19 pandemic.

Gain on derivative financial instruments increased to $62.2 million during the second quarter of 2020, compared with $2.9 million during the second quarter of 2019, primarily due to an unrealized gain on currency and commodity derivatives. As a result of a strengthening of the Canadian dollar, Mexican peso and diesel spot prices at the end of June 2020, the Company recognized an unrealized gain on currency and commodity derivatives of $38.4 million during the second quarter of 2020, compared to an unrealized gain on currency and commodity derivatives of $2.8 million during the second quarter of 2019. In addition, the recovery of the market for securities, including securities of gold resource companies resulted in an unrealized gain on warrants of $33.7 million in the second quarter of 2020, compared to an unrealized gain of $0.1 million in the second quarter of 2019. The Company holds warrants attached to equity securities of certain issuers in the mining industry.

Other expenses increased to $23.7 million during the second quarter of 2020, compared with other income of $5.0 million during the second quarter of 2019, primarily due to costs of $22.1 million associated with the temporary suspension of mining and exploration activities at the Company's mine sites and exploration properties due to COVID-19. These costs include primarily payroll and other incidental costs associated with maintaining the sites and payroll costs associated with employees who were not working during the period of suspended operations.

During the second quarter of 2020, there was a non-cash foreign currency translation loss of $3.3 million primarily attributable to the strengthening of the Euro relative to the US dollar at June 30, 2020, relative to March 31, 2020. The net foreign currency translation loss in the second quarter of 2020 was primarily due to the translation impact of the Company's net monetary liabilities denominated in the Euro. A non-cash foreign currency translation loss of $4.1 million was recorded during the second quarter of 2019.

In the second quarter of 2020, the Company recorded income and mining taxes expense of $12.3 million on income before income and mining taxes of $117.6 million, resulting in an effective tax rate of 10.5%. In the second quarter of 2019, the Company recorded income and mining taxes expense of $15.0 million on income before income and mining taxes of $42.8 million, resulting in an effective tax rate of 35.1%. The decrease in the effective tax rate between the second quarter of 2019 and the second quarter of 2020 is primarily due to a higher

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

tax recovery as a result of the foreign exchange impact on non-monetary items denominated in a foreign currency.

There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. As a result of these factors, the Company's effective tax rate is expected to fluctuate significantly in future periods.

Six Months Ended June 30, 2020 vs. Six Months Ended June 30, 2019

Revenues from mining operations increased to $1,229.1 million during the six months ended June 30, 2020, compared with $1,058.8 million during the six months ended June 30, 2019, primarily due to a 25.4% increase in the average realized price of gold, partially offset by a 72.2% decrease in the sales volume of zinc.

Production costs increased to $636.5 million during the six months ended June 30, 2020, a 14.4% increase compared with $556.4 million in the six months ended June 30, 2019, primarily due to the contribution of six months of mining and milling costs from the Meliadine mine which achieved commercial production in May 2019, and increased milling costs from the Kittila mine where the above-mentioned mill shutdown occurred during the second quarter of 2019. Partially offsetting the total increase in production costs was the temporary suspension of operations due to the COVID-19 pandemic at the LaRonde, Canadian Malartic, Pinos Altos and Goldex mines.

Weighted average total cash costs per ounce of gold produced increased to $832 on a by-product basis and $883 on a co-product basis during the six months ended June 30, 2020, compared with $638 and $720 during the six months ended June 30, 2019, primarily due to decreased gold production from all of the Company's mines (other than at the Meliadine and Kittila mines) as operations were reduced to minimum levels which were the result of measures taken by the Quebec and Mexican governments and the Company related to the COVID-19 pandemic. Cash costs per ounce is a non-GAAP measure; for a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

Exploration and corporate development expenses were $44.0 million during the six months ended June 30, 2020, compared with $52.8 million during the six months ended June 30, 2019, primarily due to a decrease in exploration drilling at the Gilt Edge project in South Dakota and the Amaruq satellite deposit.

Amortization of property, plant and mine development increased by $30.5 million to $283.0 million between the six months ended June 30, 2019 and the six months ended June 30, 2020, primarily due to the contribution of six months of amortization from the Meliadine mine which commenced commercial production in May 2019. Partially offsetting the increase in amortization was a decrease in amortization at the Company's mines (other than at the Meliadine, Kittila, Canadian Malartic and LaRonde Zone 5 mines) as operations were reduced to minimum levels which were the result of measures taken by the Quebec and Mexican governments and the Company related to the COVID-19 pandemic.

General and administrative expense decreased to $56.1 million during the six months ended June 30, 2020, compared with $58.2 million during the six months ended June 30, 2019, primarily due to decreased travel expenses, consulting expenses and investor relations expenses from reduced activity and scope of projects between periods as a result of the COVID-19 pandemic.

Gain on derivative financial instruments increased to $19.6 million during the six months ended June 30, 2020, compared with $12.7 million during the six months ended June 30, 2019, primarily due to an increase in the

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

market value of outstanding warrants resulting in an unrealized gain of $31.8 million, which was partially offset by a realized loss of $13.2 million on currency and commodity derivatives.

Other expenses increased to $28.3 million during the six months ended June 30, 2020, compared with other income of $3.1 million during the six months ended June 30, 2019, primarily due to costs of $26.1 million associated with the temporary suspension of mining and exploration activities at the Company's mine sites and exploration properties due to COVID-19. These costs include primarily payroll and other incidental costs associated with maintaining the sites and payroll costs associated with employees who were not working during the period of suspended operations.

During the six months ended June 30, 2020, there was a non-cash foreign currency translation loss of $7.2 million primarily attributable to the weakening of the Canadian dollar relative to the US dollar at June 30, 2020 relative to December 31, 2019. The net foreign currency translation loss in the first six months of 2020 was primarily due to the translation impact of the Company's net monetary assets denominated in the Canadian dollar. A non-cash foreign currency translation loss of $6.3 million was recorded during the first six months of 2019.

During the six months ended June 30, 2020, the Company recorded income and mining taxes expense of $57.1 million on income before income and mining taxes of $140.9 million, resulting in an effective tax rate of 40.5%. During the six months ended June 30, 2019, the Company recorded income and mining taxes expense of $30.5 million on income before income and mining taxes of $95.3 million, resulting in an effective tax rate of 32.0%. The increase in the effective tax rate between the first six months of 2019 and the first six months of 2020 is primarily due to a higher tax expense as a result of the foreign exchange impact on non-monetary items denominated in a foreign currency.

LaRonde mine

At the LaRonde mine, gold production decreased by 18.7% to 62,266 ounces in the second quarter of 2020, compared with 76,587 ounces in the second quarter of 2019, primarily due to the temporary suspension of mining activities at the Company's Quebec mines to comply with the Quebec Order (the "Quebec Operations Suspension"). Production costs at the LaRonde mine were $41.4 million in the second quarter of 2020, a decrease of 15.2% compared with production costs of $48.8 million in the second quarter of 2019, driven primarily by the Quebec Operations Suspension.

Gold production decreased by 23.7% to 117,489 ounces in the first six months of 2020 compared with 154,020 ounces in the first six months of 2019 at the LaRonde mine, primarily due to the delay in accessing higher grade ore from the West mine as additional ground support was being completed and the Quebec Operations Suspension. Production costs at the LaRonde mine were $62.0 million in the first six months of 2020, a decrease of 43.9% compared with production costs of $110.6 million in the first six months of 2019, driven primarily by the temporary suspension of mining activities in the West mine area during the first quarter of 2020, which resulted in lower mine and mill production costs, the Quebec Operations Suspension, the timing of inventory sales and the weakening of the Canadian dollar relative to the US dollar between periods.

LaRonde Zone 5 mine

At the LaRonde Zone 5 mine, gold production decreased by 25.5% to 12,051 ounces in the second quarter of 2020 from 16,170 ounces in the second quarter of 2019, primarily due to the Quebec Operations Suspension. Production costs at the LaRonde Zone 5 mine were $9.3 million in the second quarter of 2020, a decrease of 23.8% compared with production costs of $12.3 million in the second quarter of 2019, driven primarily by the Quebec Operations Suspension.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

Gold production decreased by 9.1% to 26,515 ounces in the first six months of 2020 from 29,158 ounces in the first six months of 2019 at the LaRonde Zone 5 mine, primarily due to lower gold grade ore being processed. Production costs at the LaRonde Zone 5 mine were $21.1 million in the first six months of 2020, an increase of 17.8% compared with production costs of $17.9 million in the first six months of 2019, driven primarily by the timing of inventory sales, partially offset by the Quebec Operations Suspension.

Goldex mine

At the Goldex mine, gold production decreased by 32.6% to 23,142 ounces in the second quarter of 2020, compared with 34,325 ounces in the second quarter of 2019, primarily due to the Quebec Operations Suspension. Production costs at the Goldex mine were $16.3 million in the second quarter of 2020, a decrease of 19.7% compared with production costs of $20.3 million in the second quarter of 2019, driven primarily by the Quebec Operations Suspension.

Gold production decreased by 17.1% to 57,025 ounces in the first six months of 2020, compared with 68,779 ounces in the first six months of 2019 at the Goldex mine, primarily due to the Quebec Operations Suspension. Production costs at the Goldex mine were $36.2 million in the first six months of 2020, a decrease of 7.9% compared with production costs of $39.3 million in the first six months of 2019, driven primarily by the Quebec Operations Suspension and the weakening of the Canadian dollar relative to the US dollar between periods.

Meadowbank Complex

At the Meadowbank Complex, gold production decreased by 58.4% to 16,417 ounces in the second quarter of 2020, compared with 39,457 ounces in the second quarter of 2019 (which included 2,147 ounces produced prior to the achievement of commercial production at the Amaruq satellite deposit) primarily due to the reduction of mining activities as the Company decided to send home its Nunavut-based workforce as part of an effort to limit the spread of COVID-19 in Nunavut (the "Nunavut Workforce Reduction"). Production costs at the Meadowbank mine were $28.5 million in the second quarter of 2020, a decrease of 31.8% compared with production costs of $41.8 million in the second quarter of 2019, driven primarily by the timing of inventory and an increase in capitalized deferred stripping costs.

Gold production decreased by 20.7% to 65,758 ounces in the first six months of 2020, compared with 82,959 ounces in the first six months of 2019 at the Meadowbank mine, (which included 2,147 ounces produced prior to the achievement of commercial production at the Amaruq satellite deposit) primarily due to the reduction of mining activities due to the Nunavut Workforce Reduction. Production costs at the Meadowbank mine were $117.8 million in the first six months of 2020, an increase of 40.9% compared with production costs of $83.7 million in the first six months of 2019, driven primarily by an increase in open pit mining costs as a result of the switch to the Amaruq satellite deposit and an increase in maintenance costs, partially offset by an increase in capitalized deferred stripping costs and the weakening of the Canadian dollar relative to the US dollar between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

Meliadine mine

At the Meliadine mine, gold production was 59,375 ounces in the second quarter of 2020. Production costs at the Meliadine mine were $61.3 million in the second quarter of 2020. As the Meliadine mine achieved commercial production in May 2019, the second quarter of 2019 does not represent a comparable period.

Gold production was 129,350 ounces in the first six months of 2020. Production costs at the Meliadine mine were $115.6 million during the first six months of 2020. As the Meliadine mine achieved commercial production in May 2019, the first six months of 2019 do not represent a comparable period.

Canadian Malartic mine

Agnico Eagle and Yamana Gold Inc. ("Yamana") each indirectly own 50.0% of Canadian Malartic Corporation ("CMC") and the Canadian Malartic General Partnership ("the Partnership", "Canadian Malartic GP" or "CMGP"), which holds the Canadian Malartic mine in northwestern Quebec.

At the Canadian Malartic mine, attributable gold production decreased by 32.6% to 56,785 ounces in the second quarter of 2020 (which includes 2,651 ounces produced prior to the achievement of commercial production at the Barnat deposit) compared with 84,311 ounces in the second quarter of 2019, primarily due to the Quebec Operations Suspension. Attributable production costs at the Canadian Malartic mine were $37.3 million in the second quarter of 2020, a decrease of 27.0% compared with production costs of $51.1 million in the second quarter of 2019, driven primarily by the Quebec Operations Suspension and the weakening of the Canadian dollar relative to the US dollar between periods.

Attributable gold production decreased by 27.6% to 121,548 ounces in the first six months of 2020 (which includes 5,625 ounces produced prior to the achievement of commercial production at the Barnat deposit) compared with 167,981 ounces in the first six months of 2019, primarily due to the Quebec Operations Suspension. Attributable production costs at the Canadian Malartic mine were $86.0 million in the first six months of 2020, a decrease of 14.8% compared with production costs of $100.9 million in the first six months of 2019, driven primarily by the Quebec Operations Suspension and the weakening of the Canadian dollar relative to the US dollar between periods.

On June 3, 2020, the Partnership announced that it had reached a collaboration agreement with four local First Nations groups aimed at the sustainable development of the First Nations groups and their increased participation in the Canadian Malartic mine's mining activities and projects. Among other things, the collaboration agreement sets out measures to increase the participation of the four First Nations groups in the Canadian Malartic Mine's activities with regards to training, jobs, business opportunities and environmental protection until 2027. In addition, the four communities will also receive annual financial contributions in order to promote their sustainable development and to enable the establishment of community-building projects.

Kittila mine

At the Kittila mine, gold production increased by 202.0% to 60,623 ounces in the second quarter of 2020, compared with 20,077 ounces in the second quarter of 2019, where autoclave relining required the mill to be shutdown for 58 days. Production costs at the Kittila mine were $43.1 million in the second quarter of 2020, an increase of 104.7% compared with production costs of $21.0 million in the second quarter of 2019, driven primarily by an increase in underground development, contractor and milling costs, partially offset by the weakening of the Euro relative to the US dollar between periods.

Gold production increased by 58.4% to 109,920 ounces in the first six months of 2020, compared with 69,413 ounces in the first six months of 2019 at the Kittila mine where autoclave relining required the mill to be shutdown for 58 days in the second quarter of 2019. Production costs at the Kittila mine were $86.7 million in

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

the first six months of 2020, an increase of 45.4% compared with production costs of $59.6 million in the first six months of 2019, driven primarily by an increase in underground development, contractor and milling costs, partially offset by a decrease in re-handling costs and the weakening of the Euro relative to the US dollar between periods.

Pinos Altos mine

At the Pinos Altos mine, gold production decreased by 66.7% to 13,880 ounces in the second quarter of 2020, compared with 41,740 ounces in the second quarter of 2019, primarily due to the temporary suspension of mining activities to comply with the Decree in response to the COVID-19 pandemic (the "Mexican Operations Suspension"). Production costs at the Pinos Altos mine were $18.2 million in the second quarter of 2020, a decrease of 41.7% compared with production costs of $31.3 million in the second quarter of 2019, driven primarily by the Mexican Operations Suspension and the weakening of the Mexican peso relative to the US dollar between periods.

Gold production decreased by 44.1% to 47,190 ounces in the first six months of 2020, compared with 84,470 ounces in the first six months of 2019 at the Pinos Altos mine, primarily due to the Mexican Operations Suspension. Production costs at the Pinos Altos mine were $54.1 million in the first six months of 2020, a decrease of 11.2% compared with production costs of $60.9 million in the first six months of 2019, driven primarily by the Mexican Operations Suspension and the weakening of the Mexican peso relative to the US dollar between periods.

Creston Mascota mine

At the Creston Mascota mine, gold production decreased by 47.4% to 9,646 ounces in the second quarter of 2020, compared with 18,336 ounces in the second quarter of 2019, primarily due to the Mexican Operations Suspension. Production costs at the Creston Mascota mine were $9.6 million in the second quarter of 2020, an increase of 6.6% compared with production costs of $9.0 million in the second quarter of 2019, driven primarily by the timing of inventory.

Gold production decreased by 12.7% to 27,830 ounces in the first six months of 2020, compared with 31,865 ounces in the first six months of 2019 at the Creston Mascota mine, primarily due to the Mexican Operations Suspension. Production costs at the Creston Mascota mine were $21.4 million in the first six months of 2020, an increase of 13.8% compared with production costs of $18.8 million in the first six months of 2019, driven primarily by the timing of inventory.

La India mine

At the La India mine, gold production decreased by 16.4% to 16,879 ounces in the second quarter of 2020, compared with 20,200 ounces in the second quarter of 2019, primarily due to the Mexican Operations Suspension. Production costs at the La India mine were $15.4 million in the second quarter of 2020, a decrease of 4.3% compared with production costs of $16.1 million in the second quarter of 2019, driven primarily by the Mexican Operations Suspension and the weakening of the Mexican peso relative to the US dollar between periods, partially offset by the timing of inventory.

Gold production decreased by 7.8% to 39,805 ounces in the first six months of 2020, compared with 43,188 ounces in the first six months of 2019, primarily due to the Mexican Operations Suspension. Production costs at the La India mine were $35.5 million in the first six months of 2020, an increase of 4.8% compared with production costs of $33.8 million in the first six months of 2019, driven primarily by the timing of inventory.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

Balance Sheet Review

Total assets as at June 30, 2020 of $9,059.0 million increased by $269.1 million compared with total assets of $8,789.9 million as at December 31, 2019, primarily due to a $91.7 million increase in equity securities held to $177.9 million at June 30, 2020 as a result of $70.1 million in an unrealized net gain in fair value of equity securities and $21.6 million in new equity investments. In addition, property, plant and mine development increased by $89.9 million to $7,093.6 million at June 30, 2020, primarily due to additions capitalized to property, plant and mine development of $381.9 million, partially offset by amortization expense of $283.0 million during the first six months of 2020. Furthermore, the fair value of derivative financial instruments increased by $45.7 million to $55.3 million at June 30, 2020, primarily due to an unrealized gain on on warrants of $31.8 million and an unrealized gain on currency hedges of $9.5 million during the first six months of 2020.

Total liabilities increased by $143.9 million to $3,822.3 million at June 30, 2020 from $3,678.4 million at December 31, 2019 primarily due to an $89.8 million net increase in long-term debt from a net drawdown on the Credit Facility, partially offset by a net repayment of Senior Notes. In addition, Agnico Eagle's reclamation provision increased by $43.4 million between December 31, 2019 and June 30, 2020, primarily due to the re-measurement of these provisions by applying updated cash flow estimates and assumptions, including discount and inflation rates.

While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs, the contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. During the first six months of 2020, the Company increased its currency and diesel hedge positions to support its key input costs used in budgeting and mine planning assumptions. As at June 30, 2020, the Company had outstanding currency derivative contracts related to $1,341.2 million of 2020, 2021 and 2022 expenditures (December 31, 2019 — $252.0 million) and diesel fuel derivative contracts related to 36.0 million gallons of heating oil (December 31, 2019 — 12.0 million).

Liquidity and Capital Resources

As at June 30, 2020, the Company's cash and cash equivalents and short-term investments totaled $336.4 million compared with $327.9 million as at December 31, 2019. The Company's policy is to invest excess cash in highly liquid investments of high credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

Working capital (current assets less current liabilities) increased to $936.9 million as at June 30, 2020 compared with $417.9 million as at December 31, 2019, primarily due to a repayment of $360.0 million Senior Notes that were previously classified in current liabilities, a $91.7 million increase in the carrying value of equity securities from a net change in fair value, and a $45.7 million increase in the fair value of derivative financial instruments in an asset position from an unrealized gain on warrants of $31.8 million.

In March 2020, the Company drew down $1,000.0 million from the Credit Facility as a cautionary measure given the uncertainty with respect to the COVID-19 pandemic. In the second quarter of 2020, based on prevailing market conditions and the timing of the production ramp up of its operating mines, the Company repaid $750.0 million outstanding on its Credit Facility. As at June 30, 2020, $949.2 million was available for future drawdown under the Credit Facility. Credit Facility availability is reduced by outstanding letters of credit which were $0.8 million as of June 30, 2020. In July 2020 the Company repaid in full the outstanding balance of $250.0 million on the Credit Facility.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

During the first six months of 2020, DBRS Morningstar upgraded the Company's investment grade credit rating to BBB from BBB (low) and changed the trend to Stable from Positive, reflecting the Company's strong financial risk profile. Additionally, Fitch Ratings Inc. issued its inaugural credit rating for the Company, assigning a rating of BBB with a Stable trend in consideration of the Company's strong credit and growing production profile. These ratings are expected to result in a reduction in future financing costs for the Company.

On April 7, 2020, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2020 Notes"). The 2020 Notes consist of $100.0 million 2.78% Series A Senior Notes due 2030 and $100.0 million 2.88% Series B Senior Notes due 2032. The other terms of the Notes are substantially the same as the terms of the existing outstanding Notes of the Company. Proceeds from the 2020 Notes were used to partially fund the repayment at maturity of $360.0 million 2010 6.67% Series B Notes. The remaining balance of the 2010 Series B Notes was repaid using the Company's existing cash resources.

Subject to various risks and uncertainties, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, contractual obligations and planned capital expenditure and exploration programs. As of June 30, 2020, the Company had no debt or Credit Facility maturities until 2022, except for leases in the normal course of business. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See Recent Developments and Risk Profile in this MD&A.

Operating Activities

Cash provided by operating activities increased to $162.6 million in the second quarter of 2020, compared with $126.3 million in the second quarter of 2019, primarily due to higher average realized gold prices, a decrease in exploration and corporate development costs and more favourable working capital changes between periods, which was partially offset by an increase in costs related to temporary suspension of mining and exploration activities due to COVID-19, and a 17.0% decrease in payable gold ounces sold between periods.

Cash provided by operating activities increased to $326.0 million in the first six months of 2020, compared with $275.0 million in the first six months of 2019, primarily due to higher average realized gold prices and a decrease in exploration and corporate development costs between periods, which was partially offset by less favourable working capital changes, an increase in costs related to temporary suspension of mining and exploration activities due to COVID-19, an increase in production costs, and a 5.7% decrease in payable gold ounces sold between periods.

Investing Activities

Cash used in investing activities decreased to $177.7 million in the second quarter of 2020, compared with $233.2 million in the second quarter of 2019, primarily due to a $60.5 million decrease in capital expenditures between periods. The decrease in capital expenditures between periods is mainly attributable to delayed capital expenditures at the Pinos Altos mine due to COVID-19 and a decrease in construction expenditures related to the Amaruq satellite deposit at the Meadowbank Complex, which achieved commercial production in September 2019.

In the second quarter of 2020, the Company purchased $8.8 million in equity securities and other investments compared with $3.9 million in the second quarter of 2019. The Company's equity securities and other investments consist primarily of investments in common shares and financial instruments of entities in the mining industry.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

Cash used in investing activities decreased to $355.9 million in the first six months of 2020, compared with $460.8 million in the first six months of 2019, primarily due to a $95.0 million decrease in capital expenditures and a $7.9 million increase in proceeds from the sale of equity securities and other investments between periods. The decrease in capital expenditures between periods is mainly attributable to delayed capital expenditures at the Pinos Altos mine due to COVID-19 and a decrease in construction expenditures related to the Amaruq satellite deposit at the Meadowbank Complex, which achieved commercial production in September 2019.

In the first six months of 2020, the Company purchased $24.9 million in equity securities and other investments compared with $28.9 million in the first six months of 2019. In the first six months of 2020, the Company received net proceeds of $8.8 million from the sale of equity securities and other investments compared with $0.9 million in the first six months of 2019.

Financing Activities

Cash used in financing activities was $914.4 million in the second quarter of 2020, compared with cash provided by financing activities of $34.9 million in the second quarter of 2019, primarily due to a $750.0 million net repayment of proceeds from the Credit Facility and a $360.0 million repayment of the 2010 Series B Notes, partially offset by $200.0 million of proceeds from the issuance of the 2020 Notes.

Cash provided by financing activities increased to $40.4 million in the first six months of 2020, compared with $1.5 million in the first six months of 2019, primarily due to an $89.8 million increase in net proceeds from the Credit Facility drawdown and Senior Notes issuance, partially offset by a $29.4 million increase in dividends paid and an $11.9 million increase in the repurchase of common shares between periods.

The Company issued common shares for net proceeds of $42.0 million in the second quarter of 2020, compared to $62.1 million in the second quarter of 2019, attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan. Net proceeds from the issuance of common shares were $74.0 million in the first six months of 2020, compared to $81.6 million in the first six months of 2019, attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan.

On April 30, 2020, Agnico Eagle declared a quarterly cash dividend of $0.20 per common share paid on June 15, 2020 to holders of record of the common shares of the Company as of June 1, 2020. Agnico Eagle has declared a cash dividend every year since 1983. In the second quarter of 2020, the Company paid dividends of $41.1 million, an increase of $17.3 million compared to $23.8 million paid in the second quarter of 2019. In the first six months of 2020, the Company paid dividends of $78.6 million, an increase of $29.4 million compared to $49.2 million paid in the first six months of 2019. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

On December 14, 2018, the Company amended its $1,200.0 million Credit Facility to extend the maturity date from June 22, 2022 to June 22, 2023. In the first quarter of 2020, the Company drew down $1,000.0 million on its Credit Facility, of which $750.0 million was repaid in the second quarter of 2020. In July 2020 the Company repaid in full the outstanding balance of $250.0 million on the Credit Facility.

On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the "Third LC Facility"). Letters of credit issued under the Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at June 30, 2020, the aggregate undrawn face amount of letters of credit under the Third LC Facility amounted to $61.0 million.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

On September 23, 2015, the Company entered into a standby letter of credit facility with a financial institution providing for a C$150.0 million uncommitted letter of credit facility (as amended, the "Second LC Facility"). The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company's obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. As at June 30, 2020, the aggregate undrawn face amount of letters of credit under the Second LC Facility was $95.5 million.

On July 31, 2015, the Company amended its credit agreement with another financial institution relating to its uncommitted letter of credit facility (as amended, the "First LC Facility"). Effective September 27, 2016, the amount available under the First LC Facility was increased to C$350.0 million. The obligations of the Company under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at June 30, 2020, the aggregate undrawn face amount of letters of credit under the First LC Facility amount to $196.5 million.

The Company was in compliance with all covenants contained in the Credit Facility, First LC Facility, Second LC Facility, Third LC Facility and the $1,575.0 million guaranteed senior unsecured notes as at June 30, 2020.

Risk Profile

The Company is subject to significant risks, including but not limited to fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle's cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle's revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The Company is subject to risks related to pandemics and other outbreaks of communicable diseases such as COVID-19, as well as the economic impacts that result therefrom. For a more comprehensive discussion of these and other risks, see "Risk Factors" in the AIF on file with the SEC and filed on the CSA's SEDAR website. For the discussion of risks incremental to those disclosed in the AIF, see Forward-Looking Statements and Impact of COVID-19 on the Company's Business and Operations in this MD&A.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company's ICFR.

DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company's annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

In response to the COVID-19 pandemic, the Company asked all of its corporate office staff and many site administrative staff at regional, mine site and exploration offices to work from home. These offices were subsequently re-opened under new hygiene and physical distancing protocols; however, employees whose work does not require physical presence in the office continue to work remotely. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. The Company continues to monitor whether remote work arrangements have adversely affected the Company's ability to maintain internal controls over financial reporting and disclosure controls and procedures. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the three months and six months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Non-GAAP Financial Performance Measures

This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis) and operating margin, that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

Adjusted Net Income

Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the condensed interim consolidated statements of income for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2020	2019	2020	2019
Net income for the period	$105,301	$27,772	$83,736	$64,804
Foreign currency translation loss	3,322	4,131	7,168	6,337
Realized and unrealized gain on derivative financial instruments	(62,175)	(2,858)	(19,573)	(12,674)
Other(i)	3,075	(3,107)	9,992	228
Income and mining taxes adjustments(ii)	(5,228)	(3,271)	18,997	(4,057)

Adjusted net income for the period(iii)	$44,295	$22,667	$100,320	$54,638

Net income per share — basic	$0.44	$0.12	$0.35	$0.28
Net income per share — diluted	$0.43	$0.12	$0.35	$0.27
Adjusted net income per share — basic	$0.18	$0.10	$0.42	$0.23
Adjusted net income per share — diluted	$0.18	$0.10	$0.41	$0.23

Notes:

(i)
The Company includes certain adjustments in "Other" to the extent that management believes that these items are not reflective of the underlying performance of the Company's core operating business. Examples of items historically included in "Other" include changes in estimates of asset retirement obligations at closed sites, and gains and losses on the disposal of assets.

(ii)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, income and mining taxes impact on normalized items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and reflective adjustments to prior period operating results.

(iii)
The Company did not adjust for the following items in its calculation of adjusted net income:

—
Stock-based compensation expense for the three months ended June 30, 2020 of $3.2 million (2019 — $3.3 million) and the six months ended June 30, 2020 of $9.8 million (2019 — $9.5 million).

—
Temporary suspension costs for the three months ended June 30, 2020 of $22.1 million and the six months ended June 30, 2020 of $23.3 million. These costs represent recurring expenses incurred during the period of limited or no production activity due to COVID-19 and include primarily payroll and other incidental costs associated with maintaining the mine sites and exploration properties and payroll costs associated with employees who were not working at all or employees who were working remotely during the period of suspended operations.

—
Direct and incremental COVID-19 costs for the three and six months ended June 30, 2020 of $2.3 million which are primarily related to cleaning and disinfection services, screening and on-site testing for COVID-19 and community support.

—
Interest on the Credit Facility for the three and six months ended June 30, 2020 of $3.4 million, which was drawn down as a cautionary measure in the uncertain economic environment with respect to COVID-19.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces and (iv) it is a method used by management and the Board to monitor operations.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for inventory production costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with processing costs prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.

Total Production Costs by Mine

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2020	2019	2020	2019
LaRonde mine	$41,351	$48,787	$61,987	$110,590
LaRonde Zone 5 mine	9,346	12,273	21,138	17,948
Lapa mine	—	—	—	2,844
Goldex mine	16,262	20,252	36,220	39,326
Meadowbank Complex	28,483	41,751	117,849	83,656
Meliadine mine	61,331	27,887	115,586	27,887
Canadian Malartic mine(i)	37,333	51,141	85,989	100,900
Kittila mine	43,053	21,033	86,724	59,633
Pinos Altos mine	18,221	31,262	54,102	60,920
Creston Mascota mine	9,595	9,002	21,432	18,838
La India mine	15,419	16,109	35,469	33,848

Production costs per the condensed interim consolidated statements of income	$280,394	$279,497	$636,496	$556,390

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

(thousands of United States dollars, except as noted)

LaRonde mine Per Ounce of Gold Produced(ii)	Three Months Ended June 30, 2020		Three Months Ended June 30, 2019		Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		62,266		76,587		117,489		154,020
Production costs	$41,351	$664	$48,787	$637	$61,987	$528	$110,590	$718
Inventory and other adjustments(iv)	(5,311)	(85)	7,911	103	18,545	157	699	5

Cash operating costs (co-product basis)	$36,040	$579	$56,698	$740	$80,532	$685	$111,289	$723
By-product metal revenues	(7,562)	(122)	(17,930)	(234)	(14,390)	(122)	(34,722)	(226)

Cash operating costs (by-product basis)	$28,478	$457	$38,768	$506	$66,142	$563	$76,567	$497

LaRonde mine Per Tonne(iii)	Three Months Ended June 30, 2020				Three Months Ended June 30, 2019				Six Months Ended June 30, 2020				Six Months Ended June 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				324				462				736				1,009
Production costs		$41,351		$128		$48,787		$106		$61,987		$84		$110,590		$110
Production costs (C$)	C$	55,219	C$	170	C$	65,215	C$	141	C$	81,050	C$	110	C$	147,270	C$	146
Inventory and other adjustments (C$)(v)		(12,584)		(38)		(1,543)		(3)		16,007		22		(19,198)		(19)

Minesite operating costs (C$)	C$	42,635	C$	132	C$	63,672	C$	138	C$	97,057	C$	132	C$	128,072	C$	127

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

LaRonde Zone 5 mine Per Ounce of Gold Produced(ii)	Three Months Ended June 30, 2020		Three Months Ended June 30, 2019		Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		12,051		16,170		26,515		29,158
Production costs	$9,346	$776	$12,273	$759	$21,138	$797	$17,948	$616
Inventory and other adjustments(iv)	(458)	(38)	381	24	4	—	3,494	119

Cash operating costs (co-product basis)	$8,888	$738	$12,654	$783	$21,142	$797	$21,442	$735
By-product metal revenues	(53)	(5)	(42)	(3)	(86)	(3)	(76)	(2)

Cash operating costs (by-product basis)	$8,835	$733	$12,612	$780	$21,056	$794	$21,366	$733

LaRonde Zone 5 mine Per Tonne(iii)	Three Months Ended June 30, 2020				Three Months Ended June 30, 2019				Six Months Ended June 30, 2020				Six Months Ended June 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				185				241				430				422
Production costs		$9,346		$51		$12,273		$51		$21,138		$49		$17,948		$43
Production costs (C$)	C$	12,762	C$	69	C$	16,372	C$	68	C$	28,565	C$	66	C$	23,885	C$	57
Inventory and other adjustments (C$)(v)		(712)		(4)		519		2		(52)		—		4,677		11

Minesite operating costs (C$)	C$	12,050	C$	65	C$	16,891	C$	70	C$	28,513	C$	66	C$	28,562	C$	68

Goldex mine Per Ounce of Gold Produced(ii)	Three Months Ended June 30, 2020		Three Months Ended June 30, 2019		Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		23,142		34,325		57,025		68,779
Production costs	$16,262	$703	$20,252	$590	$36,220	$635	$39,326	$572
Inventory and other adjustments(iv)	577	25	(18)	(1)	(486)	(8)	131	2

Cash operating costs (co-product basis)	$16,839	$728	$20,234	$589	$35,734	$627	$39,457	$574
By-product metal revenues	(13)	(1)	(4)	—	(13)	(1)	(10)	—

Cash operating costs (by-product basis)	$16,826	$727	$20,230	$589	$35,721	$626	$39,447	$574

Goldex mine Per Tonne(iii)	Three Months Ended June 30, 2020				Three Months Ended June 30, 2019				Six Months Ended June 30, 2020				Six Months Ended June 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				533				734				1,190				1,389
Production costs		$16,262		$31		$20,252		$28		$36,220		$30		$39,326		$28
Production costs (C$)	C$	22,367	C$	42	C$	27,042	C$	37	C$	48,606	C$	41	C$	52,357	C$	38
Inventory and other adjustments (C$)(v)		603		1		(4)		—		(329)		—		241		—

Minesite operating costs (C$)	C$	22,970	C$	43	C$	27,038	C$	37	C$	48,277	C$	41	C$	52,598	C$	38

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

Meadowbank Complex Per Ounce of Gold Produced(ii)	Three Months Ended June 30, 2020		Three Months Ended June 30, 2019		Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		16,417		37,310		65,758		80,812
Production costs	$28,483	$1,735	$41,751	$1,119	$117,849	$1,792	$83,656	$1,035
Inventory and other adjustments(iv)	8,645	527	(1,766)	(47)	701	11	(3,731)	(46)

Cash operating costs (co-product basis)	$37,128	$2,262	$39,985	$1,072	$118,550	$1,803	$79,925	$989
By-product metal revenues	(29)	(2)	(207)	(6)	(330)	(5)	(560)	(7)

Cash operating costs (by-product basis)	$37,099	$2,260	$39,778	$1,066	$118,220	$1,798	$79,365	$982

Meadowbank Complex Per Tonne(iii)	Three Months Ended June 30, 2020				Three Months Ended June 30, 2019				Six Months Ended June 30, 2020				Six Months Ended June 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				312				680				891				1,308
Production costs		$28,483		$91		$41,751		$61		$117,849		$132		$83,656		$64
Production costs (C$)	C$	38,809	C$	124	C$	55,834	C$	82	C$	158,314	C$	178	C$	111,230	C$	85
Inventory and other adjustments (C$)(v)		5,843		19		(1,547)		(2)		(6,082)		(7)		(2,651)		(2)

Minesite operating costs (C$)	C$	44,652	C$	143	C$	54,287	C$	80	C$	152,232	C$	171	C$	108,579	C$	83

Meliadine mine Per Ounce of Gold Produced(ii)	Three Months Ended June 30, 2020		Three Months Ended June 30, 2019		Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		59,375		31,413		129,350		31,413
Production costs	$61,331	$1,033	$27,887	$888	$115,586	$894	$27,887	$888
Inventory and other adjustments(iv)	1,176	20	(1,166)	(37)	2,963	22	(1,166)	(37)

Cash operating costs (co-product basis)	$62,507	$1,053	$26,721	$851	$118,549	$916	$26,721	$851
By-product metal revenues	(90)	(2)	(18)	(1)	(202)	(1)	(18)	(1)

Cash operating costs (by-product basis)	$62,417	$1,051	$26,703	$850	$118,347	$915	$26,703	$850

Meliadine mine Per Tonne(iii)	Three Months Ended June 30, 2020				Three Months Ended June 30, 2019				Six Months Ended June 30, 2020				Six Months Ended June 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				337				135				644				135
Production costs		$61,331		$182		$27,887		$207		$115,586		$179		$27,887		$207
Production costs (C$)	C$	84,443	C$	251	C$	37,067	C$	274	C$	156,370	C$	243	C$	37,067	C$	274
Inventory and other adjustments (C$)(v)		(1,535)		(5)		(1,031)		(8)		583		1		(1,031)		(8)

Minesite operating costs (C$)	C$	82,908	C$	246	C$	36,036	C$	266	C$	156,953	C$	244	C$	36,036	C$	266

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

Canadian Malartic mine Per Ounce of Gold Produced(i)(ii)(vi)	Three Months Ended June 30, 2020		Three Months Ended June 30, 2019		Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		54,134		84,311		115,923		167,981
Production costs	$37,333	$690	$51,141	$607	$85,989	$742	$100,900	$601
Inventory and other adjustments(iv)	5,146	95	1,475	17	3,639	31	1,102	6

Cash operating costs (co-product basis)	$42,479	$785	$52,616	$624	$89,628	$773	$102,002	$607
By-product metal revenues	(1,247)	(23)	(1,472)	(17)	(3,020)	(26)	(3,028)	(18)

Cash operating costs (by-product basis)	$41,232	$762	$51,144	$607	$86,608	$747	$98,974	$589

Canadian Malartic mine Per Tonne(i)(iii)(vii)	Three Months Ended June 30, 2020				Three Months Ended June 30, 2019				Six Months Ended June 30, 2020				Six Months Ended June 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,228				2,642				4,549				5,159
Production costs		$37,333		$17		$51,141		$19		$85,989		$19		$100,900		$20
Production costs (C$)	C$	50,379	C$	23	C$	68,028	C$	26	C$	115,851	C$	25	C$	133,592	C$	26
Inventory and other adjustments (C$)(v)		4,440		2		2,190		—		1,914		1		1,706		—

Minesite operating costs (C$)	C$	54,819	C$	25	C$	70,218	C$	26	C$	117,765	C$	26	C$	135,298	C$	26

Kittila mine Per Ounce of Gold Produced(ii)	Three Months Ended June 30, 2020		Three Months Ended June 30, 2019		Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		60,623		20,077		109,920		69,413
Production costs	$43,053	$710	$21,033	$1,048	$86,724	$789	$59,633	$859
Inventory and other adjustments(iv)	455	8	(8,545)	(426)	(3,221)	(29)	(8,827)	(127)

Cash operating costs (co-product basis)	$43,508	$718	$12,488	$622	$83,503	$760	$50,806	$732
By-product metal revenues	(39)	(1)	(56)	(3)	(93)	(1)	(132)	(2)

Cash operating costs (by-product basis)	$43,469	$717	$12,432	$619	$83,410	$759	$50,674	$730

Kittila mine Per Tonne(iii)	Three Months Ended June 30, 2020		Three Months Ended June 30, 2019		Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		500		160		920		616
Production costs	$43,053	$86	$21,033	$131	$86,724	$94	$59,633	$97
Production costs (€)	€38,993	€78	€18,776	€117	€78,658	€85	€52,798	€86
Inventory and other adjustments (€)(v)	164	—	(7,869)	(49)	(3,194)	(3)	(8,170)	(13)

Minesite operating costs (€)	€39,157	€78	€10,907	€68	€75,464	€82	€44,628	€73

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

Pinos Altos mine Per Ounce of Gold Produced(ii)	Three Months Ended June 30, 2020		Three Months Ended June 30, 2019		Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		13,880		41,740		47,190		84,470
Production costs	$18,221	$1,313	$31,262	$749	$54,102	$1,146	$60,920	$721
Inventory and other adjustments(iv)	(2,116)	(153)	1,953	47	(5,022)	(106)	2,236	27

Cash operating costs (co-product basis)	$16,105	$1,160	$33,215	$796	$49,080	$1,040	$63,156	$748
By-product metal revenues	(4,137)	(298)	(8,296)	(199)	(12,216)	(259)	(17,147)	(203)

Cash operating costs (by-product basis)	$11,968	$862	$24,919	$597	$36,864	$781	$46,009	$545

Pinos Altos mine Per Tonne(iii)	Three Months Ended June 30, 2020		Three Months Ended June 30, 2019		Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		214		498		694		976
Production costs	$18,221	$85	$31,262	$63	$54,102	$78	$60,920	$62
Inventory and other adjustments(v)	(3,627)	(17)	1,710	3	(7,118)	(10)	1,688	2

Minesite operating costs	$14,594	$68	$32,972	$66	$46,984	$68	$62,608	$64

Creston Mascota mine Per Ounce of Gold Produced(ii)	Three Months Ended June 30, 2020		Three Months Ended June 30, 2019		Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		9,646		18,336		27,830		31,865
Production costs	$9,595	$995	$9,002	$491	$21,432	$770	$18,838	$591
Inventory and other adjustments(iv)	(74)	(8)	54	3	(217)	(8)	(348)	(11)

Cash operating costs (co-product basis)	$9,521	$987	$9,056	$494	$21,215	$762	$18,490	$580
By-product metal revenues	(2,830)	(293)	(3,181)	(174)	(6,830)	(245)	(5,511)	(173)

Cash operating costs (by-product basis)	$6,691	$694	$5,875	$320	$14,385	$517	$12,979	$407

Creston Mascota mine Per Tonne(iii)	Three Months Ended June 30, 2020		Three Months Ended June 30, 2019		Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		126		328		338		689
Production costs	$9,595	$76	$9,002	$27	$21,432	$63	$18,838	$27
Inventory and other adjustments(v)	(277)	(2)	(205)	—	(638)	(1)	(907)	(1)

Minesite operating costs	$9,318	$74	$8,797	$27	$20,794	$62	$17,931	$26

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

La India mine Per Ounce of Gold Produced(ii)	Three Months Ended June 30, 2020		Three Months Ended June 30, 2019		Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		16,879		20,200		39,805		43,188
Production costs	$15,419	$914	$16,109	$797	$35,469	$891	$33,848	$784
Inventory and other adjustments(iv)	(1,006)	(60)	126	7	(2,879)	(72)	605	14

Cash operating costs (co-product basis)	$14,413	$854	$16,235	$804	$32,590	$819	$34,453	$798
By-product metal revenues	(348)	(21)	(486)	(24)	(680)	(17)	(1,245)	(29)

Cash operating costs (by-product basis)	$14,065	$833	$15,749	$780	$31,910	$802	$33,208	$769

La India mine Per Tonne(iii)	Three Months Ended June 30, 2020		Three Months Ended June 30, 2019		Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		776		1,445		2,310		2,896
Production costs	$15,419	$20	$16,109	$11	$35,469	$15	$33,848	$12
Inventory and other adjustments(v)	(1,147)	(2)	(199)	—	(3,385)	(1)	(587)	(1)

Minesite operating costs	$14,272	$18	$15,910	$11	$32,084	$14	$33,261	$11

Notes:

(i)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(ii)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See above for more information on the Company's use of total cash costs per ounce.

(iii)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See above for more information on the Company's use of minesite costs per tonne.

(iv)
Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(v)
This inventory and other adjustments reflect production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.

(vi)
The Canadian Malartic mine's cost calculations per ounce of gold produced for the three and six months ended June 30, 2020 exclude 2,651 and 5,625 ounces of payable gold production, respectively, which were produced during these periods as commercial production at the Barnat deposit has not yet been achieved.

(vii)
The Canadian Malartic mine's cost calculations per tonne for the three and six months ended June 30, 2020 exclude 126,279 and 261,343 tonnes of ore from the Barnat deposit, respectively, which were processed during these periods as commercial production at the Barnat deposit has not yet been achieved.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

All-in Sustaining Costs per Ounce of Gold Produced

The WGC is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining costs metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold producers. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

All-in sustaining costs per ounce is used to show the full cost of gold production from current operations. The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis is used, meaning no adjustment is made for by-product metal revenues. The Company's methodology for calculating all-in sustaining costs per ounce may differ from the methodology used by other gold producers that disclose all-in sustaining costs per ounce. The Company may change the methodology it uses to calculate all-in sustaining costs per ounce in the future.

The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three and six months ended June 30, 2020, and June 30, 2019 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

	Three Months Ended June 30,		Six Months Ended June 30,
(United States dollars per ounce of gold produced, except where noted)	2020	2019	2020	2019
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$280,394	$279,497	$636,496	$556,390

Adjusted gold production (ounces)(i)(ii)(iii)(iv)	328,413	380,469	736,805	761,099

Production costs per ounce of adjusted gold production	$854	$735	$864	$731
Adjustments:
Inventory and other adjustments(v)	21	1	19	(11)

Total cash costs per ounce of gold produced (co-product basis)(vi)	$875	$736	$883	$720
By-product metal revenues	(50)	(84)	(51)	(82)

Total cash costs per ounce of gold produced (by-product basis)(vi)	$825	$652	$832	$638

Adjustments:
Sustaining capital expenditures (including capitalized exploration)	228	214	199	171
General and administrative expenses (including stock options)	78	77	76	76
Non-cash reclamation provision, sustaining leases and other	11	10	11	10

All-in sustaining costs per ounce of gold produced (by-product basis)	$1,142	$953	$1,118	$895

By-product metal revenues	50	84	51	82

All-in sustaining costs per ounce of gold produced (co-product basis)	$1,192	$1,037	$1,169	$977

Notes:

(i)
Adjusted gold production for the three and six months ended June 30, 2020 exclude 2,651 and 5,625 ounces of payable gold from the Barnat deposit at the Canadian Malartic mine, respectively, which were produced prior to the achievement of commercial production at the Barnat deposit.

(ii)
Adjusted gold production for the three and six months ended June 30, 2019 exclude 2,147 ounces of payable gold from the Amaruq deposit at the Meadowbank mine, which were produced prior to the achievement of commercial production at the Amaruq deposit.

(iii)
Adjusted gold production for the three and six months ended June 30, 2019 exclude 29,699 and 47,281 ounces of payable gold production at the Meliadine mine, respectively, which were produced prior to the achievement of commercial production.

(iv)
Adjusted gold production for the six months ended June 30, 2019 excludes 5 ounces of payable gold production at the Lapa mine, which were credited to the Company as a result of final refining reconciliations following the cessation of mining and processing operations at the Lapa mine on December 31, 2018.

(v)
Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(vi)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne" for more information on the Company's use of total cash cost per ounce of gold produced.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2020

Operating Margin

Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by excluding the following from net income as recorded in the condensed interim consolidated financial statements:

  •
  Income and mining taxes expense
  •
  Other expenses (income)
  •
  Foreign currency translation loss (gain)
  •
  Gain (loss) on derivative financial instruments
  •
  Finance costs
  •
  General and administrative expenses
  •
  Amortization of property, plant and mine development
  •
  Exploration and corporate development expenses
  •
  Impairment losses (reversals)

The Company believes that operating margin is a useful measure that reflects the operating performance of its mines associated with the ongoing production and sale of gold and by-product metals. Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company's underlying operating results and should be evaluated in conjunction with net income and other data prepared in accordance with IFRS.

The following table sets out a reconciliation of net income to operating margin for the three and six months ended June 30, 2020 and June 30, 2019.

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2020	2019	2020	2019
Net income for the period	$105,301	$27,772	$83,736	$64,804
Income and mining taxes expense	12,250	15,048	57,146	30,537
Other expenses (income)	23,735	(4,970)	28,275	(3,102)
Foreign currency translation loss	3,322	4,131	7,168	6,337
Gain on derivative financial instruments	(62,175)	(2,858)	(19,573)	(12,674)
Finance costs	25,000	27,310	52,762	53,076
General and administrative	25,546	29,126	56,089	58,219
Amortization of property, plant and mine development	129,465	124,203	282,974	252,445
Exploration and corporate development	14,337	27,352	43,980	52,802

Operating margin	$276,781	$247,114	$592,557	$502,444

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Operating margin(i) by mine:
Northern Business
LaRonde mine	$60,954	$66,902	$106,148	$132,104
LaRonde Zone 5 mine	11,007	8,882	21,858	13,961
Lapa mine	—	—	—	2,033
Goldex mine	22,840	25,126	58,000	50,090
Meadowbank Complex	(12,422)	9,244	(8,609)	28,274
Meliadine mine	49,207	15,033	106,433	15,033
Canadian Malartic mine(ii)	45,502	60,232	102,548	114,861
Kittila mine	59,089	8,205	100,999	33,444
Southern Business
Pinos Altos mine	14,585	27,281	42,642	61,380
Creston Mascota mine	11,231	14,863	28,822	25,978
La India mine	14,788	11,346	33,716	25,286

Total operating margin(i)	276,781	247,114	592,557	502,444

Amortization of property, plant and mine development	129,465	124,203	282,974	252,445
Exploration, corporate and other	29,765	80,091	168,701	154,658

Income before income and mining taxes	117,551	42,820	140,882	95,341
Income and mining taxes expense	12,250	15,048	57,146	30,537

Net income for the period	$105,301	$27,772	$83,736	$64,804

Net income per share — basic	$0.44	$0.12	$0.35	$0.28
Net income per share — diluted	$0.43	$0.12	$0.35	$0.27
Cash flows:
Cash provided by operating activities	$162,648	$126,301	$326,006	$274,991
Cash used in investing activities	$(177,738)	$(233,238)	$(355,904)	$(460,844)
Cash (used in) provided by financing activities	$(914,418)	$34,906	$40,412	$1,452
Realized prices:
Gold (per ounce)	$1,726	$1,318	$1,643	$1,311
Silver (per ounce)	$16.91	$14.83	$16.15	$15.24
Zinc (per tonne)	$1,920	$2,811	$2,188	$2,778
Copper (per tonne)	$5,074	$6,036	$5,257	$6,062

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	62,266	76,587	117,489	154,020
LaRonde Zone 5 mine	12,051	16,170	26,515	29,158
Lapa mine	—	—	—	5
Goldex mine	23,142	34,325	57,025	68,779
Meadowbank Complex(iii)	16,417	39,457	65,758	82,959
Meliadine mine(iii)	59,375	61,112	129,350	78,694
Canadian Malartic mine(ii)(iii)	56,785	84,311	121,548	167,981
Kittila mine	60,623	20,077	109,920	69,413
Southern Business
Pinos Altos mine	13,880	41,740	47,190	84,470
Creston Mascota mine	9,646	18,336	27,830	31,865
La India mine	16,879	20,200	39,805	43,188

Total gold (ounces)	331,064	412,315	742,430	810,532

Silver (thousands of ounces):
Northern Business
LaRonde mine	125	196	285	393
LaRonde Zone 5 mine	2	3	5	5
Lapa mine	—	—	—	1
Goldex mine	—	1	1	1
Meadowbank Complex	2	20	22	42
Meliadine mine	6	4	12	5
Canadian Malartic mine(ii)	82	94	179	205
Kittila mine	3	2	6	6
Southern Business
Pinos Altos mine	212	563	729	1,125
Creston Mascota mine	150	216	429	349
La India mine	17	33	37	79

Total silver (thousands of ounces)	599	1,132	1,705	2,211

Zinc (tonnes)	567	4,407	1,077	7,241
Copper (tonnes)	656	702	1,405	1,510

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	56,283	75,777	94,556	165,634
LaRonde Zone 5 mine	11,712	16,172	25,970	24,394
Lapa mine	—	—	—	3,777
Goldex mine	22,628	34,729	57,368	68,540
Meadowbank Complex	9,112	38,807	67,693	85,475
Meliadine mine	64,130	57,345	135,109	60,555
Canadian Malartic mine(ii)(iv)	47,384	79,800	112,284	154,646
Kittila mine	59,235	22,620	113,485	71,825
Southern Business
Pinos Altos mine	16,661	39,500	51,658	81,955
Creston Mascota mine	10,484	16,400	26,892	31,010
La India mine	17,385	20,620	40,882	44,929

Total gold (ounces)	315,014	401,770	725,897	792,740

Silver (thousands of ounces):
Northern Business
LaRonde mine	121	221	296	407
LaRonde Zone 5 mine	3	3	5	5
Lapa mine	—	—	—	2
Goldex mine	1	1	1	1
Meadowbank Complex	2	14	24	37
Meliadine mine	5	1	13	1
Canadian Malartic mine(ii)(iv)	59	104	170	198
Kittila mine	2	4	5	8
Southern Business
Pinos Altos mine	258	500	818	1,060
Creston Mascota mine	164	175	427	315
La India mine	14	34	36	88

Total silver (thousands of ounces)	629	1,057	1,795	2,122

Zinc (tonnes)	175	4,999	1,833	6,585
Copper (tonnes)	628	734	1,382	1,498

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Total cash costs per ounce of gold produced — co-product basis(v):
Northern Business
LaRonde mine	$579	$740	$685	$723
LaRonde Zone 5 mine	738	783	797	735
Goldex mine	728	589	627	574
Meadowbank Complex	2,262	1,072	1,803	989
Meliadine mine	1,053	851	916	851
Canadian Malartic mine(ii)(iii)	785	624	773	607
Kittila mine	718	622	760	732
Southern Business
Pinos Altos mine	1,160	796	1,040	748
Creston Mascota mine	987	494	762	580
La India mine	854	804	819	798

Weighted average total cash costs per ounce of gold produced	$875	$736	$883	$720

Total cash costs per ounce of gold produced — by-product basis(v):
Northern Business
LaRonde mine	$457	$506	$563	$497
LaRonde Zone 5 mine	733	780	794	733
Goldex mine	727	589	626	574
Meadowbank Complex	2,260	1,066	1,798	982
Meliadine mine	1,051	850	915	850
Canadian Malartic mine(ii)(iii)	762	607	747	589
Kittila mine	717	619	759	730
Southern Business
Pinos Altos mine	862	597	781	545
Creston Mascota mine	694	320	517	407
La India mine	833	780	802	769

Weighted average total cash costs per ounce of gold produced	$825	$652	$832	$638

Notes:

(i)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Non-GAAP Financial Performance Measures — Operating Margin" for more information on the Company's use of operating margin.

(ii)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the three and six months ended June 30, 2020 includes 2,651 and 5,625 ounces of gold from the Barnat deposit at the Canadian Malartic mine, respectively, which were produced during these periods as commercial production at the Barnat deposit has not yet been achieved. Payable production for the three and six months ended June 30, 2019 includes 2,147 ounces of gold from the Amaruq deposit, which were produced prior to the achievement of commercial production at the Amaruq deposit. Payable production for the three and six months ended June 30, 2019 includes 29,699 and 47,281 ounces of gold from the Meliadine mine, respectively, which were produced prior to the achievement of commercial production at the Meliadine mine. Payable production for the six months ended June 30, 2019 includes 5 ounces of payable gold production at the Lapa mine, which were credited to the Company as a result of final refining reconciliations following the cessation of mining and processing operations at the Lapa mine on December 31, 2018.

(iv)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter return royalty granted to Osisko Gold Royalties Ltd.

(v)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne" for more information on the Company's calculation and use of total cash cost per ounce of gold produced.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended
	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
Operating margin:(i)
Revenues from mining operations	$518,683	$537,821	$532,223	$526,611	$682,959	$753,099	$671,878	$557,175
Production costs	276,862	284,472	276,893	279,497	316,346	374,969	356,102	280,394

Total operating margin(i)	241,821	253,349	255,330	247,114	366,613	378,130	315,776	276,781
Operating margin(i) by mine:
Northern Business
LaRonde mine	65,405	58,697	65,202	66,902	93,223	111,865	45,194	60,954
LaRonde Zone 5 mine	2,402	5,600	5,079	8,882	12,238	12,954	10,851	11,007
Lapa mine	1,467	3,868	2,033	—	—	—	—	—
Goldex mine	17,837	19,318	24,964	25,126	33,197	31,200	35,160	22,840
Meadowbank Complex	32,816	27,985	19,030	9,244	9,227	3,303	3,813	(12,422)
Meliadine mine	—	—	—	15,033	50,323	61,970	57,226	49,207
Canadian Malartic mine(ii)	58,478	60,346	54,629	60,232	70,263	73,015	57,046	45,502
Kittila mine	19,115	22,516	25,239	8,205	44,696	39,666	41,910	59,089
Southern Business
Pinos Altos mine	29,072	36,582	34,099	27,281	30,003	28,004	28,057	14,585
Creston Mascota mine	1,660	4,794	11,115	14,863	12,203	4,041	17,591	11,231
La India mine	13,569	13,643	13,940	11,346	11,240	12,112	18,928	14,788

Total operating margin(i)	241,821	253,349	255,330	247,114	366,613	378,130	315,776	276,781
Impairment loss (reversal)	—	389,693	—	—	—	(345,821)	—	—
Amortization of property, plant and mine development	143,859	137,235	128,242	124,203	143,293	150,319	153,509	129,465
Exploration, corporate and other	79,502	113,694	74,567	80,091	83,864	69,687	138,936	29,765

Income (loss) before income and mining taxes	18,460	(387,273)	52,521	42,820	139,456	503,945	23,331	117,551
Income and mining taxes expense	1,407	6,383	15,489	15,048	62,789	172,250	44,896	12,250

Net income (loss) for the period	$17,053	$(393,656)	$37,032	$27,772	$76,667	$331,695	$(21,565)	$105,301

Net income (loss) per share — basic	$0.07	$(1.68)	$0.16	$0.12	$0.32	$1.39	$(0.09)	$0.44
Net income (loss) per share — diluted	$0.07	$(1.68)	$0.16	$0.12	$0.32	$1.38	$(0.09)	$0.43
Cash flows:
Cash provided by operating activities	$137,573	$140,284	$148,690	$126,301	$349,233	$257,468	$163,358	$162,648
Cash used in investing activities	$(311,870)	$(336,376)	$(227,606)	$(233,238)	$(245,829)	$(167,211)	$(178,166)	$(177,738)
Cash (used in) provided by financing activities	$(13,952)	$(18,099)	$(33,454)	$34,906	$37,249	$(28,091)	$954,830	$(914,418)

Note:

(i)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Non-GAAP Financial Performance Measures — Operating Margin" for more information on the Company's use of operating margin.

(ii)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

 AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)

	As at June 30, 2020	As at December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$329,557	$321,897
Short-term investments	6,890	6,005
Trade receivables (Note 5)	6,709	8,320
Inventories (Note 6)	604,937	580,068
Income taxes recoverable	4,442	2,281
Equity securities (Note 5)	177,945	86,252
Fair value of derivative financial instruments (Notes 5 and 15)	55,254	9,519
Other current assets (Note 7A)	163,754	179,218

Total current assets	1,349,488	1,193,560
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development (Notes 8 and 10)	7,093,562	7,003,665
Other assets (Note 7B)	208,187	184,868

Total assets	$9,059,029	$8,789,885

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$347,066	$345,572
Reclamation provision	15,306	12,455
Interest payable	12,524	16,752
Income taxes payable	12,583	26,166
Lease obligations (Note 10)	14,889	14,693
Current portion of long-term debt (Note 9)	—	360,000
Fair value of derivative financial instruments (Notes 5 and 15)	10,197	—

Total current liabilities	412,565	775,638
Non-current liabilities:
Long-term debt (Note 9)	1,813,945	1,364,108
Lease obligations (Note 10)	96,054	102,135
Reclamation provision	467,856	427,346
Deferred income and mining tax liabilities	977,524	948,142
Other liabilities	54,343	61,002

Total liabilities	3,822,287	3,678,371

EQUITY
Common shares (Note 11):
Outstanding — 242,369,956 common shares issued, less 768,094 shares held in trust	5,676,839	5,589,352
Stock options (Notes 11 and 12)	174,215	180,160
Contributed surplus	37,254	37,254
Deficit	(660,018)	(647,330)
Other reserves (Note 13):	8,452	(47,922)

Total equity	5,236,742	5,111,514

Total liabilities and equity	$9,059,029	$8,789,885

Commitments and contingencies (Note 18)

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
REVENUES
Revenues from mining operations (Note 14)	$557,175	$526,611	$1,229,053	$1,058,834
COSTS AND EXPENSES
Production(i)	280,394	279,497	636,496	556,390
Exploration and corporate development	14,337	27,352	43,980	52,802
Amortization of property, plant and mine development	129,465	124,203	282,974	252,445
General and administrative	25,546	29,126	56,089	58,219
Finance costs	25,000	27,310	52,762	53,076
Gain on derivative financial instruments (Note 15)	(62,175)	(2,858)	(19,573)	(12,674)
Foreign currency translation loss	3,322	4,131	7,168	6,337
Other expenses (income) (Note 16)	23,735	(4,970)	28,275	(3,102)

Income before income and mining taxes	117,551	42,820	140,882	95,341
Income and mining taxes expense	12,250	15,048	57,146	30,537

Net income for the period	$105,301	$27,772	$83,736	$64,804

Net income per share — basic (Note 11)	$0.44	$0.12	$0.35	$0.28

Net income per share — diluted (Note 11)	$0.43	$0.12	$0.35	$0.27

Cash dividends declared per common share	$0.20	$0.125	$0.40	$0.25

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net income for the period	$105,301	$27,772	$83,736	$64,804
Other comprehensive income (loss):
Items that may be subsequently reclassified to net income:
Derivative financial instruments (Note 13)
Cash flow hedge reserve	(12,823)	—	(12,823)	—
Reclassified from the cash flow hedge reserve to net income	271	—	271	—

	(12,552)	—	(12,552)	—
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement (loss) gain on pension benefit obligations	(369)	237	(724)	469
Income tax impact	95	(89)	228	(176)
Equity securities
Net change in fair value of equity securities at FVOCI	93,554	245	70,032	(4,953)
Income tax impact	(1,106)	—	(1,106)	—

	92,174	393	68,430	(4,660)

Other comprehensive income (loss) for the period	79,622	393	55,878	(4,660)

Comprehensive income for the period	$184,923	$28,165	$139,614	$60,144

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)

	Common Shares Outstanding
			Stock Options	Contributed Surplus		Other Reserves	Total Equity
	Shares	Amount			Deficit
Balance at December 31, 2018	234,458,597	$5,362,169	$197,597	$37,254	$(988,913)	$(58,095)	$4,550,012

Net income	—	—	—	—	64,804	—	64,804
Other comprehensive income (loss)	—	—	—	—	293	(4,953)	(4,660)

Total comprehensive income (loss)	—	—	—	—	65,097	(4,953)	60,144
Transfer of gain on disposal of equity securities at FVOCI to deficit	—	—	—	—	510	(510)	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12A)	2,351,304	92,395	(18,574)	—	—	—	73,821
Stock options (Notes 11 and 12A)	—	—	10,212	—	—	—	10,212
Shares issued under incentive share purchase plan (Note 12B)	240,579	11,625	—	—	—	—	11,625
Shares issued under dividend reinvestment plan	225,911	9,274	—	—	—	—	9,274
Dividends declared ($0.25 per share)	—	—	—	—	(58,489)	—	(58,489)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 11 and 12C,D)	(320,041)	(10,890)	—	—	—	—	(10,890)

Balance at June 30, 2019	236,956,350	$5,464,573	$189,235	$37,254	$(981,795)	$(63,558)	$4,645,709

Balance at December 31, 2019	239,619,035	$5,589,352	$180,160	$37,254	$(647,330)	$(47,922)	$5,111,514

Net income	—	—	—	—	83,736	—	83,736
Other comprehensive (loss) income	—	—	—	—	(496)	56,374	55,878

Total comprehensive income	—	—	—	—	83,240	56,374	139,614
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12A)	1,659,172	83,625	(15,732)	—	—	—	67,893
Stock options (Notes 11 and 12A)	—	—	9,787	—	—	—	9,787
Shares issued under incentive share purchase plan (Note 12B)	193,231	8,870	—	—	—	—	8,870
Shares issued under dividend reinvestment plan	349,763	17,380	—	—	—	—	17,380
Dividends declared ($0.40 per share)	—	—	—	—	(95,928)	—	(95,928)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 11 and 12C,D)	(219,339)	(22,388)	—	—	—	—	(22,388)

Balance at June 30, 2020	241,601,862	$5,676,839	$174,215	$37,254	$(660,018)	$8,452	$5,236,742

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
OPERATING ACTIVITIES
Net income for the period	$105,301	$27,772	$83,736	$64,804
Add (deduct) adjusting items:
Amortization of property, plant and mine development	129,465	124,203	282,974	252,445
Deferred income and mining taxes	3,691	(3,649)	28,423	(8,683)
Unrealized (gain) loss on currency and commodity derivatives (Note 15)	(38,427)	(2,836)	5	(12,164)
Unrealized gain on warrants (Note 15)	(33,691)	(77)	(31,828)	(52)
Stock-based compensation (Note 12)	11,512	12,123	26,530	26,998
Foreign currency translation loss	3,322	4,131	7,168	6,337
Other	3,978	(4,376)	(7,070)	(1,556)
Changes in non-cash working capital balances:
Trade receivables	328	1,553	1,610	1,345
Income taxes	1,977	(926)	(20,153)	(18,270)
Inventories	(50,279)	(37,243)	(42,602)	(21,031)
Other current assets	(14,053)	(82,324)	(2,130)	(81,200)
Accounts payable and accrued liabilities	62,804	90,039	4,114	52,006
Interest payable	(23,280)	(2,089)	(4,771)	14,012

Cash provided by operating activities	162,648	126,301	326,006	274,991

INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 8)	(170,459)	(230,931)	(339,270)	(434,284)
Proceeds from sale of property, plant and mine development	272	1,964	373	2,229
Net sales (purchases) of short-term investments	1,259	(393)	(885)	(819)
Net proceeds from sale of equity securities and other investments (Note 7A)	—	—	8,759	908
Purchases of equity securities and other investments (Note 7A)	(8,810)	(3,878)	(24,881)	(28,878)

Cash used in investing activities	(177,738)	(233,238)	(355,904)	(460,844)

FINANCING ACTIVITIES
Proceeds from Credit Facility (Note 9)	—	140,000	1,000,000	140,000
Repayment of Credit Facility (Note 9)	(750,000)	(140,000)	(750,000)	(140,000)
Proceeds from Senior Notes issuance (Note 9)	200,000	—	200,000	—
Repayment of Senior Notes (Note 9)	(360,000)	—	(360,000)	—
Long-term debt financing costs (Note 9)	(1,597)	—	(1,597)	—
Repayment of lease obligations	(3,750)	(3,456)	(7,479)	(6,834)
Dividends paid	(41,069)	(23,764)	(78,563)	(49,242)
Repurchase of common shares for stock-based compensation plans (Note 12)	—	—	(35,930)	(24,070)
Proceeds on exercise of stock options (Note 12A)	39,979	58,274	68,053	73,821
Common shares issued	2,019	3,852	5,928	7,777

Cash (used in) provided by financing activities	(914,418)	34,906	40,412	1,452

Effect of exchange rate changes on cash and cash equivalents	3,792	725	(2,854)	1,307

Net (decrease) increase in cash and cash equivalents during the period	(925,716)	(71,306)	7,660	(183,094)
Cash and cash equivalents, beginning of period	1,255,273	190,038	321,897	301,826

Cash and cash equivalents, end of period	$329,557	$118,732	$329,557	$118,732

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$47,215	$28,326	$54,447	$35,739

Income and mining taxes paid	$6,926	$19,501	$53,053	$54,452

See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2020

1.     CORPORATE INFORMATION

  Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company's common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on July 29, 2020.

2.     BASIS OF PRESENTATION

  A)
  Statement of Compliance

    The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements.

    These condensed interim consolidated financial statements should be read in conjunction with the Company's 2019 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2019, which were prepared in accordance with IFRS.

    In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2020 and December 31, 2019 and the results of operations and cash flows for the three and six months ended June 30, 2020 and June 30, 2019.

    Operating results for the three and six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2020.

  B)
  Basis of Presentations

    Overview

    These consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

    Subsidiaries

    These consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. Agnico Eagle's 50% interest in each of Canadian Malartic Corporation ("CMC") and Canadian Malartic GP ("the Partnership"), the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2020

3.     ACCOUNTING POLICIES

  These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2019 annual audited consolidated financial statements.

  Recently Issued Accounting Pronouncements

  Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

  In May 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment that clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and mine development to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and mine development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the consolidated statements of income. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company is evaluating the extent of the impact of the amendments on its financial statements and the timing of adoption.

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

  The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company's annual audited consolidated financial statements for the year ended December 31, 2019.

  Uncertainty due to COVID-19

  The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, the Company or others related to COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. To the extent that inputs and assumptions used as at and for the three and six months ended June 30, 2020 to arrive at accounting estimates and asset values have changed during the period, whether related to the COVID-19 pandemic or otherwise, the changes have been considered and reflected, where appropriate, in the condensed interim consolidated financial statements. These inputs and assumptions relate to, among other things, interest rates, foreign exchange rates, cost of capital, commodity prices, and the amount and timing of future cash flows, while accounting judgments take into consideration the business and economic uncertainties related to the COVID-19 pandemic and by the future response of governments, the Company and others to those uncertainties. In the current environment, the inputs and assumptions and judgements are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 pandemic on various financial accounts and note disclosures and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends but is not limited to the Company's valuation of the long-term assets (including the assessment for impairment and impairment reversal), estimation of reclamation provisions, estimation of mineral reserves and mineral resources, and estimation of income and mining taxes. Actual results may differ materially from these estimates.

5.     FAIR VALUE MEASUREMENT

  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2020

5.     FAIR VALUE MEASUREMENT (Continued)

    Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  Assets and Liabilities Measured at Fair Value on a Recurring Basis

  For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

  During the three and six months ended June 30, 2020, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

  The Company's financial assets and liabilities include cash and cash equivalents, short-term investments, restricted cash, trade receivables, equity securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments.

  The fair values of cash and cash equivalents, short-term investments, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at June 30, 2020 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$6,709	$—	$6,709
Equity securities (FVOCI)	153,660	24,285	—	177,945
Fair value of derivative financial instruments	—	55,254	—	55,254

Total financial assets	$153,660	$86,248	$—	$239,908

Financial liabilities:
Fair value of derivative financial instruments	$—	$10,197	$—	$10,197

Total financial liabilities	$—	$10,197	$—	$10,197

  Valuation Techniques

  Trade Receivables

  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  Equity and Other Securities

  Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy). The Company also holds common share purchase warrants of certain publicly traded entities where it has an investment in equity securfities. Common share purchase warrants are accounted for as derivative financial instruments (below).

  Derivative Financial Instruments

  Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2020

5.     FAIR VALUE MEASUREMENT (Continued)

  Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value

  Long-term debt is recorded on the condensed interim consolidated balance sheets at June 30, 2020 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. See Note 9.

  Lease obligations are recorded on the condensed interim consolidated balance sheets at June 30, 2020 at amortized cost. The fair value of lease obligations is the present value of the future lease payments discounted at the Company's current incremental borrowing rate. It is remeasured when there is a change in the lease term, future lease payments or changes in the assessment of whether the Company will exercise a purchase, extension or termination option. The fair value of lease obligations is not materially different from the carrying amounts as at June 30, 2020.

6.     INVENTORIES

  During the three months ended June 30, 2020, impairment losses of $9.9 million (2019 — $4.9 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value. During the six months ended June 30, 2020, impairment losses of $17.6 million (2019 — $6.8 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value.

7.     OTHER ASSETS

  A)
  Other Current Assets

	As at June 30, 2020	As at December 31, 2019
Federal, provincial and other sales taxes receivable	$46,936	$78,841
Prepaid expenses	97,287	70,986
Financial asset at FVTPL(i)	—	9,119
Other	19,531	20,272

Total other current assets	$163,754	$179,218

  Note:

  (i)
  During the six months ended June 30, 2020, the Company sold its remaining financial asset classified as FVTPL. A realized loss on disposition of the asset of $0.2 million was recognized in the other expenses line item in the condensed interim consolidated statements of income during the six months ended June 30, 2020.
  B)
  Other Assets

	As at June 30, 2020	As at December 31, 2019
Non-current ore in stockpiles and on leach pads	$168,007	$145,675
Non-current prepaid expenses	22,401	18,035
Non-current other receivables	16,170	18,918
Other	1,609	2,240

Total other assets	$208,187	$184,868

8.     PROPERTY, PLANT AND MINE DEVELOPMENT

  During the six months ended June 30, 2020, $381.9 million of additions (year ended December 31, 2019 — $1,012.8 million) were capitalized to property, plant and mine development.

  Total borrowing costs capitalized to property, plant and mine development during the six months ended June 30, 2020 were approximately $1.0 million (year ended December 31, 2019 — $4.0 million) at a capitalization rate of 1.12% (year ended December 31, 2019 — 1.31%).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2020

8.     PROPERTY, PLANT AND MINE DEVELOPMENT (Continued)

  During the six months ended June 30, 2020, the Company produced and sold pre-commercial gold production from the Barnat deposit at the Canadian Malartic mine. The Company deducts revenues from mining operations earned prior to commercial production from the cost of the related property, plant and mine development. During the six months ended June 30, 2020, the Company earned $9.4 million of pre-commercial production revenue (year ended December 31, 2019 — $91.1 million).

  Assets with a net book value of $4.1 million were disposed of by the Company during the six months ended June 30, 2020 (year ended December 31, 2019 — $20.4 million), resulting in a loss on disposal of $3.7 million (year ended December 31, 2019 — $11.9 million) which was recorded in the other expenses line item in the condensed interim consolidated statements of income.

  See Note 18 to these condensed interim consolidated financial statements for capital commitments.

9.     LONG-TERM DEBT

  The following table sets out details of the Company's long-term debt as at June 30, 2020 and December 31, 2019:

		As at June 30, 2020				As at December 31, 2019
	Interest Rates	Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	2.78%-6.77%	$1,575,000	$(7,552)	$1,567,448	$1,799,047	$1,728,346	$1,883,114
Credit Facility	Variable	250,000	(3,503)	246,497	246,497	(4,238)	(4,238)

Total long-term debt		$1,825,000	$(11,055)	$1,813,945	$2,045,544	$1,724,108	$1,878,876

  The following table sets out the long-term debt included in the condensed interim consolidated balance sheets:

	As at June 30, 2020	As at December 31, 2019
Current portion of long-term debt	$—	$360,000
Non-current portion of long-term debt	1,813,945	1,364,108

Total long-term debt	$1,813,945	$1,724,108

  2020 Notes

  On April 7, 2020, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2020 Notes"). The 2020 Notes consist of $100.0 million 2.78% Series A Senior Notes due 2030 and $100.0 million 2.88% Series B Senior Notes due 2032. The other terms of the Notes are substantially the same as the terms of the existing outstanding Notes of the Company.

  2010 Notes

  On April 7, 2020 the Company repaid $360.0 million of 2010 Series B 6.67% Notes at maturity.

  Credit Facility

  During the six months ended June 30, 2020, Credit Facility drawdowns totaled $1,000.0 million and repayments totaled $750.0 million. Credit Facility drawdowns totaled $140.0 million and repayments totaled $140.0 million during the six months ended June 30, 2019. As at June 30, 2020, $949.2 million was available for future drawdown under the Credit Facility (December 31, 2019 — $1,200.0 million). Credit Facility availability is reduced by outstanding letters of credit which were $0.8 million as of June 30, 2020.

  In July 2020 the Company repaid in full the outstanding balance of $250.0 million on the Credit Facility.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2020

10.   LEASES

  The Company is party to a number of contracts that contain a lease, most of which include office facilities, storage facilities, and various plant and equipment. Leases of low value assets, short term leases and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation and a right-of-use asset, and expenses are included in operating costs in the condensed interim consolidated statements of income.

  During the three and six months ended June 30, 2020, the Company recognized the following amounts:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Amortization expense on right-of-use assets	$3,551	$3,268	$7,055	$6,034
Interest expense on lease obligations	$466	$511	$941	$984
Additions to right-of-use assets	$2,567	$1,933	$3,507	$5,501

11.   EQUITY

  Net Income Per Share

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net income for the period	$105,301	$27,772	$83,736	$64,804

Weighted average number of common shares outstanding — basic (in thousands)	241,170	235,555	240,697	235,064
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	832	956	776	876
Add: Dilutive impact of employee stock options	755	500	664	451

Weighted average number of common shares outstanding — diluted (in thousands)	242,757	237,011	242,137	236,391

Net income per share — basic	$0.44	$0.12	$0.35	$0.28

Net income per share — diluted	$0.43	$0.12	$0.35	$0.27

  Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

  For the three months ended June 30, 2020, 22,000 (2019 — 50,750) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive. For the six months ended June 30, 2020, 1,444,891 (2019 — 1,703,025) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2020

12.   STOCK-BASED COMPENSATION

  A)
  Employee Stock Option Plan ("ESOP")

  The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Six Months Ended June 30, 2020			Six Months Ended June 30, 2019
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,122,300	C$	54.86	6,361,265	C$	47.65
Granted	1,583,150		80.04	2,118,850		55.10
Exercised	(1,659,172)		55.61	(2,351,304)		41.46
Forfeited	(45,437)		66.70	(96,118)		56.49
Expired	—		—	(390)		28.03

Outstanding, end of period	4,000,841	C$	64.37	6,032,303	C$	52.54

Options exercisable, end of period	1,363,876	C$	59.88	3,053,758	C$	48.88

  The average share price of Agnico Eagle's common shares during the six months ended June 30, 2020 was C$76.38 (2019 — C$57.26).

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Six Months Ended June 30,
	2020	2019
Risk-free interest rate	1.92%	2.23%
Expected life of stock options (in years)	2.4	2.4
Expected volatility of Agnico Eagle's share price	27.5%	30.0%
Expected dividend yield	1.2%	1.2%

  The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

  Compensation expense related to the ESOP amounted to $3.2 million for the three months ended June 30, 2020 (2019 — $3.4 million) and $9.8 million for the six months ended June 30, 2020 (2019 — $10.2 million).

  B)
  Incentive Share Purchase Plan ("ISPP")

  During the six months ended June 30, 2020, 193,231 common shares were subscribed for under the ISPP (2019 — 240,579) for a value of $8.9 million (2019 — $11.6 million). The total compensation cost recognized during the three months ended June 30, 2020 related to the ISPP was $1.0 million (2019 — $1.9 million) and $3.0 million for the six months ended June 30, 2020 (2019 — $3.9 million).

  C)
  Restricted Share Unit ("RSU") Plan

  During the six months ended June 30, 2020, 303,732 (2019 — 404,100) RSUs were granted with a grant date fair value of $18.4 million (2019 — $16.3 million). In the first six months of 2020, the Company funded the RSU plan by transferring $18.4 million (2019 — $16.3 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the RSU plan was $4.5 million for the three months ended June 30, 2020 (2019 — $4.2 million) and $11.1 million for the six months ended June 30, 2020 (2019 — $8.2 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2020

12.   STOCK-BASED COMPENSATION (Continued)

  D)
  Performance Share Unit ("PSU") Plan

  During the six months ended June 30, 2020, 167,500 (2019 — 190,500) PSUs were granted. In the first six months of 2020, the Company funded the PSU plan by transferring $10.1 million (2019 — $7.7 million) to an employee benefit trust that then purchased common shares of the Company in the open market. During the six months ended June 30, 2020, the Company purchased an additional 117,648 shares to fulfill the payout of its 2017 PSU grant. The Company funded the purchase by transferring $7.0 million to an employee benefit trust that then purchased common shares of the Company in the open market. The purchase was treated as a treasury transaction and recognized directly in equity.

  Compensation expense related to the PSU plan was $2.6 million for the three months ended June 30, 2020 (2019 — $2.8 million) and $4.9 million for the six months ended June 30, 2020 (2019 — $5.0 million). Compensation expense related to the PSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income.

13.   OTHER RESERVES

  The following table sets out the movements in other reserves during the six months ended June 30, 2020:

	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2019	$(47,922)	$—	$(47,922)
Net change in cash flow hedge reserve	—	(12,552)	(12,552)
Net change in fair value of equity securities at FVOCI	68,926	—	68,926

Balance at June 30, 2020	$21,004	$(12,552)	$8,452

  The cash flow hedge reserve represents the settlement of an interest rate derivative related to the 2020 Notes. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the condensed interim consolidated statements of income.

14.   REVENUES FROM MINING OPERATIONS

  The Company has recognized the following amounts relating to revenue in the condensed interim consolidated statements of income:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenue from contracts with customers	$556,571	$529,056	$1,229,549	$1,060,963
Provisional pricing adjustments on concentrate sales	604	(2,445)	(496)	(2,129)

Total revenues from mining operations	$557,175	$526,611	$1,229,053	$1,058,834

  The following table sets out the disaggregation of revenues by metal:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenues from contracts with customers:
Gold	$543,904	$499,991	$1,193,583	$1,009,295
Silver	10,975	16,459	29,872	33,536
Zinc	—	8,934	1,054	11,519
Copper	1,692	3,672	5,040	6,613

Total revenues from contracts with customers	$556,571	$529,056	$1,229,549	$1,060,963

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2020

15.   DERIVATIVE FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.

  As at June 30, 2020, the Company had outstanding derivative contracts related to $1,341.2 million of 2020, 2021 and 2022 expenditures (December 31, 2019 — $252.0 million). The Company recognized mark-to-market adjustments in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.

  The Company's other foreign currency derivative strategies in 2020 and 2019 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at June 30, 2020 or December 31, 2019. The call option premiums were recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income.

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Nunavut's diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding as at June 30, 2020 relating to 36.0 million gallons of heating oil (December 31, 2019 — 12.0 million). The related mark-to-market adjustments prior to settlement were recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  The following table sets out a summary of the amounts recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income.

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Premiums realized on written foreign exchange call options	$(411)	$(610)	$(996)	$(992)
Realized loss on warrants	—	88	—	88
Unrealized gain on warrants	(33,691)	(77)	(31,828)	(52)
Realized loss on currency and commodity derivatives	10,354	577	13,246	446
Unrealized (gain) loss on currency and commodity derivatives	(38,427)	(2,836)	5	(12,164)

Gain on derivative financial instruments	$(62,175)	$(2,858)	$(19,573)	$(12,674)

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2020

16.   OTHER EXPENSES (INCOME)

  The following table sets out a summary of the amounts recognized in the other expenses (income) line item of the condensed interim consolidated statements of income:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Loss on disposal of property, plant and mine development (Note 8)	$3,066	$3,426	$3,730	$5,525
Interest income	(1,227)	(1,790)	(3,744)	(3,029)
Temporary suspension costs due to COVID-19	22,148	—	26,097	—
Other	(252)	(6,606)	2,192	(5,598)

Total other expenses (income)	$23,735	$(4,970)	$28,275	$(3,102)

  In response to the Quebec Order, issued on March 23, 2020 to close all non-essential businesses as a result of the COVID-19 pandemic, the Company took steps to ramp down its mining and exploration activities in the Abitibi region of Quebec (the LaRonde, LaRonde Zone 5, Goldex and Canadian Malartic mines and exploration activities). Each of these sites and properties remained on temporary suspension until April 15, 2020, and minimal work took place during that time. The Company also significantly reduced activities at the Meliadine mine and Meadowbank Complex in Nunavut, which are serviced out of Quebec, until June 2020.

  In response to the Decree issued by the Government of Mexico on April 2, 2020, mining operations at the Company's Mexico operations (Pinos Altos, Creston Mascota and La India mines) were ramped down. Most of the activity at these operations were suspended by the Company until May 18, 2020, with the exception of heap leaching activities at the Creston Mascota and La India mines which continued throughout the second quarter of 2020.

  Temporary suspension costs include primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations.

  All other costs incurred during the period of temporary suspension or reduced operations such as payroll costs associated with employees working remotely and performing their regular duties as well as direct and incremental costs of $2.3 million incurred to maintain the safety of employees and communities and adhere to the enhanced hygiene measures were recognized in the production, exploration and corporate development, and general and administrative lines in the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2020

17.   SEGMENTED INFORMATION

	Six Months Ended June 30, 2020
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$168,135	$(61,987)	$—	$106,148
LaRonde Zone 5 mine	42,996	(21,138)	—	21,858
Goldex mine	94,220	(36,220)	—	58,000
Meadowbank Complex	109,240	(117,849)	(913)	(9,522)
Meliadine mine	222,019	(115,586)	—	106,433
Canadian Malartic joint operation	188,537	(85,989)	(4,629)	97,919
Kittila mine	187,723	(86,724)	—	100,999

Total Northern Business	1,012,870	(525,493)	(5,542)	481,835

Southern Business:
Pinos Altos mine	96,744	(54,102)	—	42,642
Creston Mascota mine	50,254	(21,432)	—	28,822
La India mine	69,185	(35,469)	—	33,716

Total Southern Business	216,183	(111,003)	—	105,180

Exploration	—	—	(38,438)	(38,438)

Segment totals	$1,229,053	$(636,496)	$(43,980)	$548,577

Total segments income				$548,577
Corporate and other:
Amortization of property, plant and mine development				(282,974)
General and administrative				(56,089)
Finance costs				(52,762)
Gain on derivative financial instruments				19,573
Foreign currency translation loss				(7,168)
Other expenses				(28,275)

Income before income and mining taxes				$140,882

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2020

17.   SEGMENTED INFORMATION (Continued)

	Six Months Ended June 30, 2019
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$242,694	$(110,590)	$—	$132,104
LaRonde Zone 5 mine	31,909	(17,948)	—	13,961
Lapa mine	4,877	(2,844)	—	2,033
Goldex mine	89,416	(39,326)	—	50,090
Meadowbank Complex	111,930	(83,656)	(2,495)	25,779
Meliadine mine	42,920	(27,887)	—	15,033
Canadian Malartic joint operation	215,761	(100,900)	(106)	114,755
Kittila mine	93,077	(59,633)	—	33,444

Total Northern Business	832,584	(442,784)	(2,601)	387,199

Southern Business:
Pinos Altos mine	122,300	(60,920)	—	61,380
Creston Mascota mine	44,816	(18,838)	—	25,978
La India mine	59,134	(33,848)	—	25,286

Total Southern Business	226,250	(113,606)	—	112,644

Exploration	—	—	(50,201)	(50,201)

Segment totals	$1,058,834	$(556,390)	$(52,802)	$449,642

Total segments income				$449,642
Corporate and other:
Amortization of property, plant and mine development				(252,445)
General and administrative				(58,219)
Finance costs				(53,076)
Gain on derivative financial instruments				12,674
Foreign currency translation loss				(6,337)
Other income				3,102

Income before income and mining taxes				$95,341

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2020

17.   SEGMENTED INFORMATION (Continued)

  The following table sets out total assets by segment:

	Total Assets as at
	June 30, 2020	December 31, 2019
Northern Business:
LaRonde mine	$812,707	$794,503
LaRonde Zone 5 mine	68,484	66,553
Lapa mine	4,018	4,128
Goldex mine	295,705	295,139
Meadowbank Complex	980,568	883,422
Meliadine mine	2,176,870	2,139,845
Canadian Malartic joint operation	1,508,132	1,548,564
Kittila mine	1,403,939	1,317,322

Total Northern Business	7,250,423	7,049,476

Southern Business:
Pinos Altos mine	539,464	521,713
Creston Mascota mine	18,115	28,833
La India mine	266,234	264,498

Total Southern Business	823,813	815,044

Exploration	473,600	462,789

Corporate and other	511,193	462,576

Total assets	$9,059,029	$8,789,885

18.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at June 30, 2020, the total amount of these guarantees was $413.7 million.

  As at June 30, 2020 the Company had $105.0 million of commitments related to capital expenditures.

19.   SUBSEQUENT EVENTS

  Dividends Declared

  On July 29, 2020, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.20 per common share (a total value of approximately $48.2 million), payable on September 15, 2020 to holders of record of the common shares of the Company on August 31, 2020.

QuickLinks

  Exhibit 99.1
Second Quarter Report 2020
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Six Months Ended June 30, 2020
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Six Months Ended June 30, 2020
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Six Months Ended June 30, 2020
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Six Months Ended June 30, 2020
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (thousands of United States dollars, except per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) June 30, 2020